                                                      Pursuant to Rule 424(b)(4)
                                                 Registration File No. 333-11308
PROSPECTUS

                             [ENTROPIN, INC. LOGO]

                        2,000,000 SHARES OF COMMON STOCK
                                      AND
              2,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

    We are offering shares of common stock and warrants to purchase shares of common stock in units consisting of one share and one warrant. The common stock and warrants will trade as separate securities immediately after this offering. For a description of the terms of the warrants, see "Prospectus Summary - The Offering - Warrants" on page 7.

    Our common stock is traded on the NASD OTC Bulletin Board under the symbol "ETOP". On March 13, 2000, the closing bid price of the common stock was $8.625 per share. Our common stock and warrants will be listed under the symbols "ETOP" and "ETOPW" on the Nasdaq SmallCap Market after this offering.

    THESE ARE SPECULATIVE SECURITIES. INVESTING IN THE SHARES AND WARRANTS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   PER                  PER
                                                  SHARE               WARRANT               TOTAL
--------------------------------------------------------------------------------------------------------

Public offering price....................         $7.00                $0.25                $7.25
--------------------------------------------------------------------------------------------------------

Underwriting discounts and commissions...         $0.56                $0.02                $0.58
--------------------------------------------------------------------------------------------------------

Proceeds to Entropin, Inc................      $12,880,000           $460,000            $13,340,000
--------------------------------------------------------------------------------------------------------

    We have granted a 45-day option to the underwriter to purchase up to 300,000 additional shares and 300,000 additional warrants to cover over-allotments.

NEIDIGER, TUCKER, BRUNER, INC.

                                    WESTPORT RESOURCES INVESTMENT SERVICES, INC.

                                 MARCH 14, 2000

                                 [INSIDE FRONT
                                  COLOR WORK]

    Please read this prospectus carefully. It describes our business, our product and our finances. We have prepared this prospectus so that you will have the information necessary to make an investment decision.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy shares and warrants only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

                                 STATE NOTICES

    ARIZONA RESIDENTS: The securities offered pursuant to this prospectus may only be purchased by Arizona residents who satisfy us that they meet the following financial suitability requirements: The Arizona resident purchaser must have either (a) annual gross income of at least $100,000, or $150,000 combined with spouse, during the year prior to this offering and a reasonable expectation of such income in the current year, or, (b) a minimum net worth of $250,000, or $300,000 when combined with spouse, (exclusive of home, home furnishings and automobiles) and the investment in the securities does not exceed 10% of the net worth of the investor, together with spouse if applicable.

    CALIFORNIA RESIDENTS: The securities offered pursuant to this prospectus may only be purchased by California residents who satisfy us that they meet the following financial suitability requirements: The California resident purchaser must have either (a) annual gross income of at least $65,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $250,000; or,
(b) a minimum net worth (exclusive of home, home furnishings and automobiles) of $500,000.

    NEW JERSEY RESIDENTS: Offers and sales in this offering in New Jersey may only be made to accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933. Under Rule 501, to be an accredited investor an individual must have (a) a net worth or joint net worth with the individual's spouse of more than $1,000,000 or (b) income of more than $200,000 in each of the two most recent years or joint income with the individual's spouse of more than $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year. Other standards apply to investors who are not individuals. There will be no secondary sales of the securities to persons who are not accredited investors for 90 days after the date of this offering in New Jersey by the underwriter and selected dealers.

    NORTH DAKOTA RESIDENTS: The securities offered pursuant to this prospectus may only be purchased by North Dakota residents who satisfy us that they meet the following financial suitability requirements: The North Dakota resident purchaser must have either (a) annual gross income of at least $45,000 and a minimum net worth (exclusive of home, home furnishings and automobiles) of $45,000; or, (b) a minimum net worth (exclusive of home, home furnishings and automobiles) of $100,000.

    WASHINGTON RESIDENTS: Offers and sales in this offering in Washington may only be made to accredited investors as defined in Rule 501 of Regulation D under the Securities Act of 1933. Under Rule 501, to be an accredited investor an individual must have (a) a net worth or joint net worth with the individual's spouse of more than $1,000,000 or (b) income of more than $200,000 in each of the two (2) most recent years or joint income with the individual's spouse of more than $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year. Other standards apply to investors who are not individuals.

                               TABLE OF CONTENTS

Prospectus Summary..........................................      5
Risk Factors................................................      9
Use of Proceeds.............................................     13
Dividend Policy.............................................     13
Price Range of our Common Stock.............................     13
Capitalization..............................................     14
Selected Financial Data.....................................     15
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............     16
Our Business................................................     18
Management..................................................     23
Summary Compensation Table..................................     26
Principal Stockholders......................................     28
Related Party and Other Material Transactions...............     29
Description of Securities...................................     30
Shares Eligible for Future Sale.............................     32
Underwriting................................................     34
Legal Matters...............................................     36
Experts.....................................................     36
Additional Information......................................     36
Index to Financial Statements...............................    F-1

    We are a reporting company under the Securities Exchange Act of 1934. We have filed periodic reports, including Annual Reports containing financial statements of the Company audited by independent public accountants, and quarterly reports, which contain unaudited financial statements, with the Securities and Exchange Commission. Copies of such reports can be obtained at prescribed rates by written request addressed to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D. C. 20549. In addition, we have filed with the Securities and Exchange Commission, a registration statement on Form SB-2 under the Securities Act with respect to the shares and warrants offered.

                               PROSPECTUS SUMMARY

    This summary highlights selected information that we present more fully in other sections of this prospectus. To understand this offering, you should read the entire prospectus carefully, including the risk factors and financial statements.

                                    ENTROPIN

    Entropin, is a development stage pharmaceutical company that has developed Esterom-Registered Trademark- solution, a topical formulation for the treatment of conditions involving impaired range of motion. Impaired range of motion often accompanies injuries and disorders of the shoulder and lower back, as well as other conditions of the joints. Esterom-Registered Trademark- solution is derived from a process involving the chemical breakdown of cocaine into new and different molecules, three of which have been patented by us. We have completed four preclinical animal studies and Phase I and Phase II human clinical trials for Esterom-Registered Trademark- solution. These trials indicated that Esterom-Registered Trademark- solution was well tolerated at the dose used. Moreover, the range of motion with patients suffering from shoulder and back conditions was improved significantly when compared with patients receiving a placebo. The trials also indicated that Esterom-Registered Trademark- solution did not appear to have any potential for addiction or abuse. We began Phase III trials for treatment of impaired range of motion due to shoulder injuries and functionality in November 1999. We expect to complete our Phase III trials and submit a new drug application to the FDA in early 2001.

OUR MARKET OPPORTUNITY

    If we obtain FDA approval, we believe that there will be a substantial market for Esterom-Registered Trademark- solution based on the following:

    - 40 million Americans suffer from lower back conditions, according to a 1999 report by the American Academy of Orthopedic Surgeons.

    - Over 7 million Americans suffer from shoulder injuries or disorders, according to a 1996 report by the Center for Disease Control, National Center for Health Statistics.

    - Nearly 17.5 million Americans seek prescriptive drug therapy annually for the treatment of painful shoulder, acute back strain or related conditions, according to the National Ambulatory Medical Care Survey 1998 report by the National Center for Health Statistics.

    - In its most recent report on lower back pain issued in 1994, the U.S. Agency for Health Care Policy and Research indicated that back pain was the second most common reason, after the common cold, for seeing a doctor and costs associated with back pain, including lost productivity, exceeded $50 billion a year.

    - Treatments for impaired range of motion for lower back and shoulder conditions include steroidal drugs, non-steroidal anti-inflammatory drugs such as ibuprofen and muscle relaxants, all of which reduce pain but do not necessarily improve impaired range of motion.

OUR STRATEGY

    Our initial goal is to complete the commercialization of Esterom-Registered Trademark- solution. If we succeed, we will seek to develop products for related muscle and joint disorders. In order to achieve our goals, we plan to:

    - Seek FDA approval to market Esterom-Registered Trademark- solution for the treatment of impaired range of motion associated with shoulder function;

    - Seek FDA approval to market Esterom-Registered Trademark- solution for the treatment of impaired range of motion associated with lower back sprain;

    - Identify and develop other related medical applications for Esterom-Registered Trademark- solution, such as the treatment of arthritis and other joint disorders;

    - Identify and develop international markets; and

    - Minimize our fixed costs by outsourcing clinical studies, regulatory activities, manufacturing and sales and marketing.

    Entropin is a Colorado corporation. Our corporate offices are located at 45926 Oasis Street, Indio, California 92201, telephone number (760) 775-8333. Esterom-Registered Trademark- solution is a trademark registered with the United States Patent and Trademark Office. Our Web site is located at www.entropin.com. Information contained in our Web site should not be considered a part of this prospectus.

THE OFFERING

    Unless otherwise indicated, all information in this prospectus assumes no exercise of the over-allotment option granted to the underwriters to purchase additional shares and warrants.

Securities offered...........................  2,000,000 shares of common stock and
                                               2,000,000 warrants to purchase 2,000,000
                                               shares of common stock. The securities are
                                               offered in units consisting of one share and
                                               one warrant. The common stock and warrants
                                               will trade separately immediately after the
                                               offering.

Warrants.....................................  The warrants will be exercisable at $10.50 per share at any time until five years from
                                               the date of this prospectus. We may not
                                               redeem the warrants for at least one year
                                               after the date of this prospectus. After that
                                               date, if the closing bid price of our common
                                               stock on each of the 10 consecutive trading
                                               days preceding our notice of redemption is
                                               greater than or equal to $17.25, we may
                                               redeem some or all of the outstanding
                                               warrants upon 30 days' prior written notice
                                               to the holders. The redemption price will be
                                               $0.25 per warrant. If we give notice of
                                               redemption, holders of the warrants will have
                                               30 days during which they may elect to
                                               exercise the warrants, sell the warrants or
                                               allow the warrants to be redeemed for the
                                               redemption price.

Common stock outstanding.....................  7,382,280 shares of common stock were outstanding on March 10, 2000. After the
                                               offering, there will be 9,382,280 shares
                                               outstanding. Shares outstanding exclude up to
                                               3,790,001 shares of common stock issuable on
                                               exercise of outstanding options, warrants and
                                               convertible securities.

Risk Factors.................................  An investment in the shares and warrants involves a high degree of risk. You should
                                               not consider purchase of the shares and
                                               warrants unless you can afford to lose your
                                               entire investment.

Use of proceeds..............................  To fund costs associated with Phase III clinical trials; the FDA approval process for
                                               Esterom-Registered Trademark- solution;
                                               research and development of additional
                                               applications of Esterom-Registered Trademark-
                                               solution; general and administrative
                                               expenses; and working capital.

SUMMARY FINANCIAL DATA

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto. The selected financial data as of December 31, 1998 and 1999, and for the years then ended are derived from audited financial statements included in this prospectus.

                                                                                        CUMULATIVE
                                                                                       AMOUNTS FROM
                                                             YEARS ENDED                INCEPTION
                                                             DECEMBER 31,                THROUGH
                                                     ----------------------------      DECEMBER 31,
                                                        1999             1998              1999
                                                     -----------      -----------      ------------
STATEMENTS OF OPERATIONS DATA:
Revenue........................................      $       -0-      $       -0-      $        -0-

Research and development.......................        1,743,837          906,719         6,597,410

Other costs and expenses.......................        3,195,425        1,857,908         5,920,654
                                                     -----------      -----------      ------------

Net loss.......................................       (4,939,262)      (2,764,627)      (12,518,064)

Accrued dividends applicable to Series B
  preferred stock..............................         (119,300)         (56,260)         (175,560)
                                                     -----------      -----------      ------------

Net loss applicable to common shareholders.....      $(5,058,562)     $(2,820,887)     $(12,693,624)
                                                     ===========      ===========      ============

Basic and diluted net loss per common share....      $      (.75)     $      (.47)     $      (2.36)
                                                     ===========      ===========      ============

Weighted average number of shares
  outstanding..................................        6,749,000        5,968,000         5,374,000
                                                     ===========      ===========      ============

BALANCE SHEET DATA:

    The unaudited proforma balance sheet data reflects the issuance of securities in this offering.

                                                                              UNAUDITED
                                                                              PRO FORMA
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999           1999
                                                              ------------   ------------
Cash and cash equivalents...................................  $ 2,260,526    $15,059,951
Working capital.............................................    1,937,721     14,737,146
Total assets................................................    2,825,225     15,455,225
Total liabilities...........................................      506,876        506,876
Redeemable preferred stock..................................    4,303,662      4,303,662
Stockholders' equity (deficit)..............................   (1,985,313)    10,644,687

                                  RISK FACTORS

    The offering involves a high degree of risk. You should carefully consider the risks and uncertainties of this offering described below and other information in this prospectus before investing in our common stock. If any of these risks occur, our business, results of operation and financial condition could be adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

    Many of the statements in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our results, levels of activity, performance or achievements to be materially different from those implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

WE HAVE A LIMITED OPERATING HISTORY, A HISTORY OF LOSSES AND EXPECT FUTURE
LOSSES.

    We have no operating history upon which an investor can base an evaluation of our company and our prospects. Our auditor's report for year end
December 31, 1999 expressed doubt about our ability to continue as a going concern. We have had losses from operations since our inception in 1984 to December 31, 1999, totaling $12,518,064, and we expect to incur future losses from operations. At December 31, 1999 we had a total stockholders deficit of $1,985,313. We expect our operating expenses to significantly increase over the next several years due to clinical testing and other expenses related to seeking FDA approval. Our ability to achieve profitable operations is dependent on obtaining regulatory approval for Esterom-Registered Trademark- solution, entering into agreements for product development and commercialization, and expanding from development into successful marketing, all of which require significant amounts of capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 16 and "Use of Proceeds" on page 13.

WE ARE DEPENDENT ON THE PROCEEDS OF THIS OFFERING AND MAY REQUIRE ADDITIONAL CAPITAL.

    We have financed our business through the sale of securities and advances from stockholders and have had no revenue from operations. We are dependent upon the proceeds of this offering to fund continuing operations and management has broad discretion as to the application of the proceeds. We may require additional capital to fund our operations.

WE WILL NOT BE ABLE TO MARKET ESTEROM-REGISTERED TRADEMARK- SOLUTION UNLESS WE OBTAIN REQUIRED REGULATORY APPROVAL.

    The FDA approval process generally takes years and consumes substantial capital resources with no assurance of ultimate success. We cannot apply for FDA approval to market Esterom-Registered Trademark- solution until the product successfully completes the required Phase III clinical trials. Several factors may prevent our successful completion of the Phase III clinical trials including:

    - insufficient capital resources;

    - inability to obtain the required number of patients to complete the trials; and,

    - insufficient proof that Esterom-Registered Trademark- solution is safe and effective.

    The regulatory approval processes differ among foreign jurisdictions and approval in one jurisdiction does not ensure other approvals. As a result, we may be required to undertake additional trials and incur additional expense in order to obtain foreign approvals. Even if we complete the trials, we may be unable to obtain FDA approval of Esterom-Registered Trademark- solution. Failure to obtain FDA or foreign jurisdictional approval would negatively impact our business. See "Our Business--Government Regulation" beginning on page 20.

IF WE LOSE OUR ESTEROM-REGISTERED TRADEMARK- SOLUTION MANUFACTURER, WE WILL BE UNABLE TO BRING ESTEROM-REGISTERED TRADEMARK- SOLUTION TO MARKET.

    We are dependent upon Mallinckrodt, Inc., our sole supplier, to provide us with cocaine as a raw material from which the active ingredients in Esterom-Registered Trademark- solution are derived. If Mallinckrodt is unable or unwilling to supply us, we may be unable to bring Esterom-Registered Trademark-solution to market. See "Our Business--Outsourcing" on page 19.

OUR SUCCESS DEPENDS UPON ESTEROM-REGISTERED TRADEMARK- SOLUTION'S ACCEPTANCE BY PHYSICIANS, INSURANCE COMPANIES AND THE PUBLIC.

    Sales of Esterom-Registered Trademark-'s solution depend on acceptance of the product by physicians, insurance companies who provide pharmaceutical coverage and the public as an alternative to, or in combination with, other therapies for the treatment of impaired range of motion associated with painful shoulder and other conditions.

ESTEROM-REGISTERED TRADEMARK- SOLUTION'S CLASSIFICATION AS A CONTROLLED SUBSTANCE MAY LIMIT SALES AND INCREASE COSTS.

    As a controlled substance, Esterom-Registered Trademark- solution will be subject to expensive and burdensome administrative requirements which will increase our costs. Moreover, these administrative requirements may discourage Esterom-Registered Trademark- solution's use and acceptance by the medical community. See "Our Business--DEA Status" on page 21.

WE WILL BE DEPENDENT UPON THIRD PARTIES TO MARKET ESTEROM-REGISTERED TRADEMARK-SOLUTION.

    We have no experience in the sale or marketing of pharmaceutical products and will be dependent upon third parties to sell and market
Esterom-Registered Trademark- solution. If we are unable to enter into satisfactory marketing arrangements, our sales will be adversely affected. See "Our Business--Outsourcing" on page 19.

IF WE ARE UNABLE TO DEFEND OUR ESTEROM-REGISTERED TRADEMARK- SOLUTION PATENTS OR IF OTHERS DEVELOP SUBSTANTIALLY EQUIVALENT PRODUCTS, OUR BUSINESS COULD BE IMPACTED.

    Our patents, trademarks and other intellectual property rights are important to our success. Patent litigation can be extremely expensive and time consuming. If we are unable to defend our existing patents or if others develop similar products beyond the protection of our existing patents, our business could be impaired. See "Our Business--Patents" on page 19.

WE WILL BE EXPOSED TO PRODUCT LIABILITY CLAIMS.

    We will be exposed to potential product liability claims which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products, and product liability claims may be asserted against us. Product liability insurance for the pharmaceutical industry is expensive. There can be no assurance that adequate insurance coverage will be available to us at acceptable costs, or that a product liability claim would not adversely affect our business or financial condition. See "Our Business--Product Liability Insurance" on page 21.

A LARGE NUMBER OF OUR SHARES OF COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE WHICH COULD LOWER OUR MARKET PRICE.

    Sales of common stock after the offering, or even the potential for those sales, are likely to lower the market price of our common stock. In addition, these sales may negatively affect our ability to raise needed capital through the sale of our common stock. The table below indicates the number of shares outstanding, the number of shares issuable upon exercise of options, warrants and convertible securities and which of such shares are free trading and restricted.

NUMBER OF
SHARES      DESCRIPTION
7,382,280   Common stock currently outstanding

6,028,082   Free trading common stock outstanding

3,559,501   Common Stock issuable upon exercise of currently outstanding options and warrants

2,000,000   Common stock issuable upon exercise of warrants outstanding upon completion of offering

  230,500 Common stock issuable upon conversion of Series B convertible preferred stock

1,354,198   Common stock available for sale under Rule 144 of the
            Securities Act

    Other than 127,500 shares, all remaining 4,179,564 shares owned by our directors, officers, and 5% or greater stockholders, and substantially all of the shares underlying the outstanding options and warrants are subject to lock-up agreements which expire one year after the date of this prospectus unless released sooner upon the written consent of the representatives. When the lock-up period expires, the 4,179,564 shares subject to lock-up and the shares issuable upon exercise of options and warrants, and conversion of preferred stock will be eligible for sale which will have a depressive effect on the market price of our common stock. See "Shares Eligible for Future Sale" on page 32 and "Description of Securities--Other Options, Warrants and Convertible Securities" on page 31.

INVESTORS WILL EXPERIENCE DILUTION OF BOOK VALUE OF SHARES PURCHASED IN THE OFFERING.

    Net tangible book value per share at December 31, 1999 and prior to the offering is $(.34) per share. Upon the sale of 2,000,000 shares of common stock at $7.00 per share, net tangible book value per share after the offering will be $1.10 per share, resulting in dilution of $5.90 or 84% to investors in the offering. Current shareholders purchased their shares at a price below the price of the shares being offered.

OUR CONTROL WILL NOT CHANGE AFTER THE OFFERING.

    After the completion of this offering, the officers, directors and other principal shareholders will continue to own a majority of our common stock, and have voting control over us.

OUR STOCK HAS BEEN THINLY TRADED AND IS SUBJECT TO PRICE VOLATILITY.

    Before this offering, our stock traded on the NASD OTC Bulletin Board.
Historically:

    - our Company has not been covered by regular reports from financial analysts of established standing;

    - the limited amount and distribution of our stock has exacerbated the effect of relatively small imbalances in supply and demand; and

    - the number of stock brokerage firms trading our common stock has been limited.

    Due to these factors, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, announcements of technological innovations or new products by us or our competitors or other factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many biotechnology and small capitalization companies.

OUR STOCK AND WARRANTS MAY BECOME SUBJECT TO "PENNY STOCK" RULES.

    If our common stock were to trade for less than $5.00 per share, then our common stock and warrants would each be considered a "penny stock" under federal securities law. Additional regulatory requirements apply to trading of penny stocks by broker-dealers. This could adversely effect the trading market for our common stock and warrants.

OUR WARRANTS CAN BE REDEEMED ON SHORT NOTICE.

    At any time after one year following the date of this prospectus, we can redeem the warrants for $0.25 per warrant on 30 days' written notice, provided that the closing price of our common stock has been at least $17.25 for the ten consecutive trading days immediately preceding the notice of redemption. If we give notice of redemption, a holder would be forced to sell or exercise the warrants or accept the redemption price. See "Description of Securities--Warrants" on page 30.

WE CAN ISSUE PREFERRED STOCK WITHOUT THE CONSENT OF OUR SHAREHOLDERS.

    Our Board of Directors may issue shares of preferred stock without stockholder approval on such terms as the Board may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. See "Description of Securities--Preferred Stock" on page 31.

A CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION IS REQUIRED BEFORE PURCHASERS MAY EXERCISE THE WARRANTS.

    Purchasers of our warrants will be able to exercise the warrants only if a current prospectus relating to the common stock underlying the warrants is then in effect, and only if our common stock is qualified for sale or exempt from qualification under applicable state securities laws of the states in which the holders of the warrants reside. Although we have undertaken to maintain the effectiveness of a current prospectus covering the common stock underlying the warrants, there can be no assurance that we will be able to do so. The value of the warrants may be impaired if a current prospectus covering the common stock issuable upon exercise of the warrants is not kept effective, or if the common stock is not qualified or exempt from qualification in the states in which the holders of warrants reside. See "Description of Securities--Warrants" on page 30.

WE HAVE NO AGREEMENTS WITH OUR MANAGEMENT WHICH SECURE THEIR CONTINUING SERVICE.

    Our management members are employed at will. Therefore, a management member may terminate employment at any time. See "Management" beginning on page 23.

WE ENTERED TRANSACTIONS WITH RELATED PARTIES WHICH WERE NOT SUBJECT TO INDEPENDENT DIRECTOR APPROVAL.

    Past transactions with related parties were ratified by disinterested directors and believed to be on terms at least as favorable as obtainable from third parties. However, until recently, we did not have independent directors. Future related party transactions will be subject to independent director ratification. See "Related Party and Other Material Transactions" on page 29.

                                USE OF PROCEEDS

    After payment of underwriting commissions and other expenses of the offering, the net proceeds of the offering are estimated to be $12,600,000, or $14,600,000 if the over-allotment option is exercised. We expect to use the net proceeds approximately as follows:

- Phase III clinical trials                                   $7,000,000            55%

- New Drug Application for Esterom-Registered Trademark-
  solution                                                    $2,500,000            20%

- Research and development of additional applications of
  Esterom-Registered Trademark- solution                      $1,250,000            10%

- General office and administrative expenses and working
  capital (includes salaries, rent, travel, professional
  fees)                                                       $1,850,000            15%

    There may be changes in our proposed use of proceeds due to changes in our business. Proceeds not immediately needed will be invested in treasury bills, insured bank deposits or similar investments. No proceeds will be used to redeem preferred stock.

                                DIVIDEND POLICY

    We have never declared or paid dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Instead, we will retain any earnings to finance the expansion of our business and for general corporate purposes. We are obligated to pay dividends on our Series A and Series B preferred stock, although we may elect to pay the dividends on the Series B preferred stock in shares of our common stock. We have paid no dividends on our Series A preferred stock. As of December 31, 1999 we have issued 24,550 shares of common stock as dividends on our Series B preferred stock.

                        PRICE RANGE OF OUR COMMON STOCK

    Since February 25, 1998, our common stock has been traded on the NASD OTC Bulletin Board under the trading symbol "ETOP". The following table sets forth the high and low bid prices for the common stock for the quarters indicated. Prices reflect bids posted by market makers and may not necessarily reflect actual transactions.

                                                           HIGH BID   LOW BID
                                                           --------   --------
YEAR ENDED DECEMBER 31, 1998
First Quarter............................................  $ 3.375    $3.00
Second Quarter...........................................  $ 7.875    $3.25
Third Quarter............................................  $ 7.50     $3.50
Fourth Quarter...........................................  $ 4.75     $3.375

YEAR ENDED DECEMBER 31, 1999
First Quarter............................................  $ 6.125    $3.00
Second Quarter...........................................  $ 7.6875   $5.875
Third Quarter............................................  $ 6.3125   $5.1875
Fourth Quarter...........................................  $ 6.875    $4.00

YEAR ENDED DECEMBER 31, 2000
First Quarter (through March 10, 2000)...................  $11.00     $6.75

    On March 13, 2000, the closing bid price of the common stock on the NASD OTC Bulletin Board was $8.625 per share. As of March 10, 2000, there were 410 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1999:

    - our actual capitalization; and

    - our proforma capitalization reflecting the sale of 2,000,000 shares and 2,000,000 warrants in the offering at the public offering price of $7.00 per share and $.25 per warrant, and the use of the net proceeds of the offering.

                                                        DECEMBER 31, 1999
                                                   ---------------------------
                                                      ACTUAL       PRO FORMA
                                                   ------------   ------------
Redeemable preferred stock:
Series A: 3,210,487 shares issued and
  outstanding....................................  $  3,210,487   $  3,210,487
Series B: 230,500 shares issued and
  outstanding....................................     1,093,175      1,093,175

Stockholders' equity:

Preferred stock, $.001 par value--10,000,000
  shares authorized, Series A and Series B
  outstanding (reported above)...................            --             --

Common stock, $.001 par value--50,000,000 shares
  authorized: 7,382,280 shares issued and
  outstanding (actual), and 9,382,280 shares
  issued and outstanding (proforma)..............         7,382          9,382

Additional paid-in capital.......................    13,866,412     26,494,412

Deficit accumulated during the development
  stage..........................................   (12,640,814)   (12,640,814)

Unearned stock compensation......................    (3,218,293)    (3,218,293)
                                                   ------------   ------------

Total stockholders' equity (deficit).............    (1,985,313)    10,644,687
                                                   ------------   ------------

Total capitalization.............................  $  2,318,349   $ 14,948,349
                                                   ============   ============

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto. The selected financial data as of December 31, 1998 and 1999, and for the years then ended are derived from audited financial statements included in this prospectus.

                                                                                     CUMULATIVE
                                                                                    AMOUNTS FROM
                                                                                     INCEPTION
                                                        YEARS ENDED DECEMBER 31,      THROUGH
                                                        -------------------------   DECEMBER 31,
                                                           1999          1998           1999
STATEMENTS OF OPERATIONS DATA:                          -----------   -----------   ------------
Revenue...............................................  $       -0-   $       -0-   $        -0-

Research and development..............................    1,743,837       906,719      6,597,410

Other costs and expenses..............................    3,195,425     1,857,908      5,920,654
                                                        -----------   -----------   ------------

Net loss..............................................   (4,939,262)   (2,764,627)   (12,518,064)

Accrued dividends applicable to Series B preferred
  stock...............................................     (119,300)      (56,260)      (175,560)
                                                        -----------   -----------   ------------

Net loss applicable to common shareholders............  $(5,058,562)  $(2,820,887)  $(12,693,624)
                                                        ===========   ===========   ============

Basic and diluted net loss per common share...........  $      (.75)  $      (.47)  $      (2.36)
                                                        ===========   ===========   ============

Weighted average number of shares outstanding.........    6,749,000     5,968,000      5,374,000
                                                        ===========   ===========   ============

BALANCE SHEET DATA:
The unaudited proforma balance sheet data reflects the issuance of securities in this offering.

                                                                        UNAUDITED
                                                                        PRO FORMA
                                                        DECEMBER 31,   DECEMBER 31,
                                                            1999           1999
                                                        ------------   ------------
Cash and cash equivalents.............................  $ 2,260,526    $15,059,951

Working capital.......................................    1,937,721     14,737,146

Total assets..........................................    2,825,225     15,455,225

Total liabilities.....................................      506,876        506,876

Redeemable Preferred Stock............................    4,303,662      4,303,662

Stockholders' equity (deficit)........................   (1,985,313)    10,644,687

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We were incorporated in California in 1984 as Entropin, Inc. ("old Entropin"), and in 1998, completed an agreement and plan of merger with Vanden Capital Group, Inc. to exchange all of the issued and outstanding common shares of old Entropin for 5,220,000 shares of Vanden's common stock. We were merged into Vanden, and Vanden changed its name to Entropin, Inc. For accounting purposes, the acquisition was treated as a recapitalization of old Entropin based upon historical cost, with old Entropin as the acquirer. In conjunction with the merger, Entropin, Inc. became a Colorado corporation.

    From our inception in August 1984, we have devoted our resources primarily to funding our research and development efforts. We have been unprofitable since inception and have had no revenue from the sale of products or other resources, and do not expect revenue for the next two years, or until Esterom-Registered Trademark- solution has received FDA approval. We expect to continue to incur losses for the foreseeable future through the completion of our Phase III clinical trials and the new drug application process. As of December 31, 1999, our accumulated deficit was approximately $12.6 million.

PLAN OF OPERATION

    We have raised sufficient funds in 1999 to complete the first part of a two part Phase III clinical trial program associated with the FDA approval process for the treatment of acute painful shoulder. The trials began in November 1999 and the first part is scheduled for completion in mid-2000. We intend to use a substantial portion of the net proceeds of our secondary offering to fund our Phase III clinical trials through our new drug application process related to the treatment of acute painful shoulder and to provide funds for research and development and working capital. In the future, we plan to seek FDA approval to market Esterom-Registered Trademark- solution for the treatment of impaired range of motion associated with lower back pain, and identify and develop other medical applications for Esterom-Registered Trademark- solution such as applications for arthritis and other joint disorders. We intend to minimize our fixed costs by outsourcing clinical studies, regulatory activities, manufacturing and sales and marketing. We have engaged the services of a full-time chief executive officer and president beginning November 29, 1999 which will increase our general and administrative expenses.

RESULTS OF OPERATIONS

    Year ended December 31, 1999 compared to year ended December 31, 1998. Our research and development expenses were $1,743,837 for 1999, as compared to $906,719 in 1998. The increase in research and development resulted primarily from initiation of Phase III clinical trials, and approximately $200,000 from non-cash compensation expenses associated with stock options granted to Western Center for Clinical Studies (Western). Our general and administrative expenses were $3,211,809 in 1999, as compared to $1,844,575 in 1998. The increase in general and administrative expenses relates primarily to our administrative costs for the start of Phase III clinical trials and fund raising activities. Moreover, the 1999 increase resulted from an increase of approximately $1,200,000 in non-cash compensation expense associated with stock options.

    Our interest income was $64,888 in 1999, as compared to $24,738 in 1998. The increase was primarily a result of larger temporary cash investment balances in 1999 from proceeds of private placements.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations since inception primarily through the net proceeds generated from the sale of our common and preferred stock, and through loans and advances from stockholders that were subsequently converted into equity securities. From inception through December 31, 1999, we have received net cash proceeds from financing activities aggregating approximately $6.8 million from these transactions. As of December 31, 1999, our working capital was $1,937,721.

    Our liquidity and capital needs relate primarily to working capital, research and development of Esterom-Registered Trademark- solution, and other general corporate requirements. We have not received any cash from operations since inception. Based on our current plans, we believe the proceeds from our secondary offering will provide sufficient capital resources to fund our operations for at least the next 20 months. Expectations about our long-term liquidity may prove inaccurate if approval for Esterom-Registered Trademark-solution is delayed or not obtained. We will not generate revenue from sales of Esterom-Registered Trademark- solution unless Esterom-Registered Trademark-solution is approved by the FDA for marketing.

    Net cash used in operating activities was approximately $1,480,000 in 1998 and $1,617,000 in 1999. The cash used in operations was primarily related to funding expansion of research and development activities as well as establishing an administrative infrastructure. For the year ended December 31, 1999, cash used in operating activities principally represents the net loss for the period of $4,939,262 adjusted for non-cash stock option compensation and an increase in accounts payable.

    As of December 31, 1999, our principal source of liquidity was approximately $2.3 million in cash and cash equivalents.

    In April 1998, we entered into an agreement with Western to assist us in obtaining FDA approval for Esterom-Registered Trademark- solution. We are required to pay management fees of approximately $880,400 through January 5, 2001 and $76,400 per quarter beginning January 2001 and continuing until a new drug application is filed with the FDA. We also issued to Western stock options to purchase 450,000 shares of our common stock at $1.50 per share.

    In August 1999, we entered into an agreement with Therapeutic
Management, Inc. to provide us clinical trial management services and monitor all aspects of Esterom's Phase III A and B clinical studies. In November 1999, we entered into an agreement with Western to assume our obligations under our agreement with Therapeutic Management, Inc. to perform tasks required to comply with FDA regulations applicable to the conduct, coordination and management of the first Phase III trial. Among other things, WCCS is to select investigators, train clinical site personnel, maintain the master file of all pre-study and study documents, and prepare the Study Report to be submitted to the FDA. We will pay Western an additional $350,000 based on completion of certain project goals.

    Our operating expenses will increase as we proceed with the two part Phase III clinical trials through the new drug application and other related FDA approval process. We also expect that our general and administrative expenses will increase significantly with the addition of our full time chief executive officer and president. The 20 month period estimate for which we expect available sources of cash to be sufficient to meet our funding needs is a forward looking statement that involves risks and uncertainties as set forth under "Risk Factors" and elsewhere in this prospectus. In the event our capital requirements are greater than estimated, we may need to raise additional capital to fund our research and development activities. Our future liquidity and capital funding requirements will depend on numerous factors, including the timing of regulatory actions for Esterom-Registered Trademark- solution, the cost and timing of sales, marketing and manufacturing activities, the extent to which Esterom-Registered Trademark- solution gains market acceptance, and the impact of competitors' products. There can be no assurance that such additional capital will be available on terms acceptable to us, if at all. If adequate funds are not available, we may be forced to significantly curtail our operations or to obtain funds through entering into collaborative agreements or other arrangements that may be on unfavorable terms. Our failure to raise capital on favorable terms could have a material adverse effect on our business, financial condition or results of operations.

                                YEAR 2000 ISSUE

    To date we have not experienced any material difficulties or incurred significant expenditures in connection with Year 2000 issues. All of our expenses have related to the opportunity cost of time spent by several of our employees identifying and evaluating the Year 2000 compliance matters. The agreements with Western and Therapeutic Management represent that their software systems are Year 2000 compliant. We contacted all other major vendors, suppliers, financial institutions and service providers to ensure they are Year 2000 compliant. Key third party vendors provided a statement in writing that their software or systems are Year 2000 compliant.

                                  OUR BUSINESS

    Entropin is a development stage pharmaceutical company that has developed Esterom-Registered Trademark- solution, a topical formulation for the treatment of conditions involving impaired range of motion. Impaired range of motion often accompanies injuries and disorders of the shoulder and lower back, as well as other conditions affecting body joints. Esterom-Registered Trademark- solution is derived from a process involving the chemical breakdown of cocaine into new and different molecules, three of which have been patented by us. We have completed four preclinical animal studies and Phase I and Phase II human clinical trials for Esterom-Registered Trademark- solution. These trials indicated that Esterom-Registered Trademark- solution was well tolerated and did not appear to have any potential for addiction or abuse. Moreover, the range of motion with patients in the Phase II trial suffering from shoulder and lower back conditions was improved significantly when compared with patients receiving a placebo. We began Phase III trials for treatment of impaired range of motion due to shoulder injuries and functionality in November 1999. We expect to complete our Phase III trials and submit a new drug application to the FDA in early 2001.

    Esterom-Registered Trademark- solution is derived through a manufacturing process involving hydrolysis and solvolysis of cocaine in a propylene glycol and water solution. Hydrolysis and solvolysis are chemical processes in which a substance reacting with a solvent such as propylene glycol and water solution, is changed into one or more other substances. Through this process, we have identified three new molecules, derivatives of benzoylecgonine, ecgonine and ecgonidine, which form the basis of our formulation of Esterom-Registered Trademark- solution and are claimed under two of our eight United States patents. A third United States patent claims a method for preparing Esterom-Registered Trademark- solution.

REGULATORY HISTORY

    In March 1987, we filed an investigative new drug application with the FDA which incorporated the results of our four pre-clinical animal safety studies in which no significant toxicity was noted. Our subsequent human Phase I clinical safety trial for Esterom-Registered Trademark- solution was completed in 1991, and involved 24 healthy male subjects. The results of this trial indicated that Esterom-Registered Trademark- solution was well tolerated and showed no significant toxicity. Based on these results, the FDA allowed us to initiate Phase II clinical efficacy and safety trials in 1992.

    Our Phase II clinical trial, completed in 1994, was designed to determine the safety and efficacy of Esterom-Registered Trademark- solution in patients who had impaired range of motion due to acute lower back strain, acute painful shoulder or the removal of a cast. The Phase II clinical trial involved 97 patients, each of whom received two topical applications of Esterom-Registered Trademark- solution or placebo, with the second treatment applied 24 hours after the first. The results of the trial showed that Esterom-Registered Trademark- solution provided statistically significant improved range of motion in both back and shoulder conditions which was sustained for at least seven days. There was no clinically observed local anesthetic or analgesic effect. The range of motion for each condition was measured by the number of degrees to which the subject could move the affected part in one direction or another. The results for patients who had impaired range of motion resulting from cast removal were inconclusive and we did not pursue this indication further.

    In 1996, we submitted our Phase III Protocol to the FDA, and a revised Phase III Protocol in 1999. Our Phase III studies will include two trials in multiple clinical study centers in differing geographic areas of the U.S. The trials will be double-blind and placebo-controlled in which neither patient nor doctor will know whether the patient receives Esterom-Registered Trademark- solution or placebo.

    We began the first Phase III trial in November 1999 and we expect to begin the second trial in several months. In each of the two studies 300 patients will be enrolled for a total of 600 patients. Of the 300 patients in each study, 100 will receive single strength Esterom-Registered Trademark- solution, 100 double strength, and 100 placebo. The second trial has a longer patient follow-up period than the first trial.

    Our Phase III trials will test Esterom-Registered Trademark- solution for improved range of motion and functionality associated solely with shoulder injuries. Functionality involves a patient's ability to perform everyday functions, such as hair combing or removing a pullover sweater. Subsequently, we intend to seek FDA approval for treatment by Esterom-Registered Trademark-solution of lower back sprain.

OUTSOURCING

    In January 1997, we entered into an agreement with Mallinckrodt, Inc., the only company authorized by the Drug Enforcement Agency (DEA) to provide cocaine for medical and research purposes, and to supply and manufacture Esterom-Registered Trademark- solution. Due to federal restrictions, Esterom-Registered Trademark- solution cannot be manufactured outside of the United States for sale in the United States. Due to DEA licensing requirements, Mallinckrodt is our sole source for cocaine and for producing
Esterom-Registered Trademark- solution. In addition, our agreement with Mallinckrodt provides that it will comply with the Good Manufacturing Practices imposed by the FDA through its facilities inspection program. In exchange for the services, Mallinckrodt was granted the right to be our exclusive supplier in North America and a right of first refusal to be our exclusive world-wide supplier.

    In April 1998, we entered into an agreement with Western, to assist us in administering the clinical trials necessary for obtaining FDA approval of Esterom-Registered Trademark- solution. Daniel L. Azarnoff, M.D., a director of Entropin, is a director of Western.

    In August 1999, we entered into an agreement with Therapeutic
Management, Inc., a clinical research organization, to provide comprehensive clinical trial management and monitor our first of two Phase III clinical trials for Esterom-Registered Trademark- solution.

    In November 1999, we entered into an agreement with Western to perform and assume our obligations under our agreement with Therapeutic Management for compliance with FDA regulations.

    We do not intend to establish our own direct sales force to market Esterom-Registered Trademark- solution. Instead, we are actively pursuing strategic relationships with pharmaceutical companies to whom we can outsource the marketing of Esterom-Registered Trademark- solution.

PATENTS

    We hold eight U. S. patents issued between 1984 and 1998 with expiration dates ranging from September 2001 to June 2014. These patents include two material composition patents covering the molecules contained in Esterom-Registered Trademark- solution that expire in 2012 and 2013. Our three initial patents were based on methods of treatment of rheumatoid arthritis using benzoylecgonine and related compounds. Our five subsequent patents include compound, composition and method claims involving derivatives of the compounds represented in the earlier patents. Since the formula for Esterom-Registered Trademark- solution contains the derivatives protected by certain of the subsequent patents, the expiration of the earlier patents in 2001 and 2002 will not permit a replication of Esterom-Registered Trademark- solution by a competitor. We believe that some of the patents to which we have rights may be eligible for extensions of up to five years.

    In December 1993 we filed an International Patent Application under the Patent Cooperation Treaty claiming compounds present in the Esterom-Registered Trademark- formulation from which eight separate patent applications were derived--Australia, Canada, Europe, Hungary, Japan, New Zealand, Norway and Poland. In addition, we have filed patent applications in China, Israel, Mexico, South Africa and Taiwan. From these foreign applications, nine patents have been issued to date.

GOVERNMENT REGULATION

    The research, development, testing, manufacturing, promotion, marketing and distribution of drug products are extensively regulated by government authorities in the United States and other countries. Drugs are subject to rigorous regulation by the FDA in the United States and similar regulatory bodies in other countries. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include:

    - Preclinical safety studies in animals and formulation studies and the submission to the FDA of an Investigational New Drug (IND) application for a new drug;

    - Adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each medical indication;

    - The submission of a New Drug Application (NDA) to the FDA; and,

    - FDA review and approval of the NDA.

    Preclinical animal tests include laboratory evaluation of product chemistry, stability, pharmaceutical properties and formulation, as well as studies to prove the product is safe in animals. The results of preclinical testing are submitted to the FDA as part of an NDA. The FDA may halt proposed or ongoing clinical trials until it allows the trials to continue under specified terms.

    Clinical trials to support new drug applications are typically conducted in three sequential phases. During Phase I safety studies, the initial introduction of the drug on healthy human subjects, the drug is tested to assess how the drug is handled in the body and the level of drugs in the body over time, as well as side effects associated with increasing doses.

    Phase II usually involves studies in a limited patient population to:

    - assess the efficacy of the drug in specific, targeted indications;

    - assess dosage tolerance and optimal dosage; and/or

    - identify possible adverse effects and safety risks.

    If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials (also called pivotal studies, major studies or advanced clinical trials) are undertaken to further demonstrate clinical efficacy and to further test for safety of the product within an expanded patient population at geographically dispersed clinical study sites.

    After successful completion of the required clinical testing, a NDA is generally submitted. The FDA may request additional information before accepting a NDA for filing, in which case the application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the new drug application to an appropriate advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee.

    If FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the new drug application and authorization of commercial marketing of the drug for certain indications. The FDA may refuse to approve the new drug application or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information.

    The manufacturers of approved products and their manufacturing facilities are subject to continual review and periodic inspections. Because we intend to contract with third parties for manufacturing our product, our control of compliance with FDA requirements will be more complicated. In addition, identification of certain side effects or the occurrence of manufacturing problems after any of our drugs are on the market could cause subsequent withdrawal of approval, reformulation of the drug, additional clinical trials, and changes in labeling of the product.

    Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval set forth above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied at a national level, although within Europe procedures are available to companies wishing to market a product in more than one European Union, or EU, member state.

    Under a new regulatory system in the EU, marketing authorizations may be submitted at either a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and high technology products and available at the applicant's option for other products. The centralized procedure provides for the grant of a single marketing authorization that is valid in all EU member states. The decentralized procedure is available for all medicinal products that are not subject to the centralized procedure. The decentralized procedure provides for mutual recognition of national approval decisions, changes existing procedures for national approval decisions and establishes procedures for coordinated EU actions on products, suspensions and withdrawals. Under this procedure, the holder of a national marketing authorization for which mutual recognition is sought may submit an application to one or more EU member states, certify that the dossier is identical to that on which the first approval was based or explain any differences and certify that identical dossiers are being submitted to all member states for which recognition is sought. Within 90 days of receiving the application and assessment report, each EU member state must decide whether to recognize approval. The procedure encourages member states to work with applicants and other regulatory authorities to resolve disputes concerning mutual recognition. Lack of objection of a given country within 90 days automatically results in approval of the EU country.

    We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, the regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. We intend to contract with an experienced third party to assist with our European clinical development and regulatory approvals.

DEA STATUS

    The DEA has designated Esterom-Registered Trademark- solution as a
Schedule II controlled substance. The manufacture, storage, shipment and use of a Schedule II controlled substance is subject to costly and burdensome regulations. We have submitted a petition to the DEA to delist Esterom-Registered Trademark- solution as a Schedule II substance based on the data obtained in Phase I and II clinical studies in human beings which indicated that Esterom-Registered Trademark- solution showed no effects on the cardiovascular system and did not appear to cross the blood-brain barrier. The petition is currently under review by the U.S. Attorney General's office and the FDA. We do not expect a decision unless and until Esterom-Registered Trademark-solution is approved for marketing by the FDA.

PRODUCT LIABILITY INSURANCE

    Sales of Esterom-Registered Trademark- solution entails risk of product liability claims. Medical testing has historically been litigious, and we face financial exposure to product liability claims in the event that use of Esterom-Registered Trademark- solution results in personal injury. We also face the possibility that defects in the manufacture of Esterom-Registered Trademark-solution might necessitate a product recall. There can be no assurance that we will not experience losses due to product liability claims or recalls in the future. We anticipate purchasing product liability insurance in reasonable and customary amounts when we begin to sell
Esterom-Registered Trademark- solution. Such insurance can be expensive, difficult to obtain and may not be available in the future at a reasonable cost or in sufficient amounts to protect us against losses due to liability. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit our commercialization of Esterom-Registered Trademark- solution. Moreover, a product liability claim in excess of relevant insurance coverage or product recall could have a material adverse effect on our business, financial condition and results of operations.

ROYALTY COMMITMENTS

    In connection with our acquisition of the rights to the three original patents for Esterom-Registered Trademark- solution from non-affiliated parties, we agreed to pay a royalty of approximately 1% of amounts paid to us from the sale of Esterom-Registered Trademark- solution. We have agreed to pay a minimum royalty from actual sales consisting of a front end payment of $40,000 and quarterly payments of $3,572 which is accruing from December 1, 1989, less a credit to us for 50% of patent expenses we incur.

COMPETITION

    To our knowledge, there are no products on the market which treat impaired range of motion associated with injuries and disorders of the shoulder and lower back. For these conditions, physicians often prescribe steroidal drugs, non-steroidal anti-inflammatory drugs, pain relievers, and muscle relaxants. While these products reduce discomfort, they generally do not address impaired range of motion.

    The pharmaceutical industry is characterized by intense competition and is subject to rapid and significant technological change. Rapid technological development may cause Esterom-Registered Trademark- solution and any other products we develop to become obsolete before we can recoup all or any portion of our development expenses. Our competitors include major pharmaceutical companies, biotechnology firms, universities and other research institutions, both in the United States and abroad, which are actively engaged in research and development of products in the therapeutic areas being pursued by us. Most of our competitors have substantially greater financial, technical, manufacturing, marketing and human resource capabilities than us. In addition, many of our competitors have significantly greater experience in testing new or improved therapeutic products and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for their products more rapidly than we are able to obtain approval for Esterom-Registered Trademark- solution. If we commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiencies and marketing capabilities, areas in which we have no experience.

EMPLOYEES

    We have one full time executive officer, Thomas G. Tachovsky, our President and Chief Executive Officer and one full time administrative employee. We have three part-time executive officers, Higgins D. Bailey, Chairman of the Board and Secretary, Donald Hunter, Vice Chairman of the Board and Wellington Ewen, Chief Financial Officer. We are actively seeking a qualified individual to serve as a full-time Chief Financial Officer.

PROPERTIES

    We sublease 800 square feet of office space in Indio, California from one of our principal stockholders, Thomas T. Anderson, for a monthly rent of $800 on a month to month basis. We believe the lease is at or below market price for comparable office space. Following this offering, we intend to lease separate office space for our corporate headquarters in Indio, California and terminate our current lease.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table lists the names, ages and positions of our executive officers and directors:

NAME                                          AGE                       POSITION
----                                        --------                    --------
                                                       President, Chief Executive Officer and
Thomas G. Tachovsky.......................     52      Director

Higgins D. Bailey.........................     69      Chairman of the Board and Secretary

Donald Hunter.............................     65      Vice Chairman of the Board

Daniel L. Azarnoff........................     73      Director

James E. Wynn.............................     57      Director

Wilson Benjamin...........................     56      Director

Joseph R. Ianelli.........................     61      Director

Wellington A. Ewen........................     60      Chief Financial Officer

    All members of the board of directors hold office until the next annual meeting of shareholders and the election and qualification of their successors, or until death, resignation or removal. Messrs. Benjamin and Ianelli are independent directors. Officers serve at the discretion of the Board of Directors. We are actively seeking an individual qualified to serve as a full time Chief Financial Officer.

    THOMAS G. TACHOVSKY, PH.D. joined us as a director, President and Chief Executive Officer in November 1999. Since June 1997 he has held a series of interim senior management positions in development stage bio-pharmaceutical companies including Redox Pharmaceuticals Corporation; Novavax, Inc. and Paracelsian, Inc. From June 1995 to November 1997, he was a director and executive vice-president of Protyde Pharmaceuticals, Inc. From June 1991 to February 1998, he was general partner of MATCO & Associates, a bio-pharmaceutical industry consulting firm for corporate partnering, technology assessment and market valuation. He has held business development positions with Cytogen Corporation and Creative Biomolecules and was a research and development manager with Johnson & Johnson. Dr. Tachovsky received a B.S. degree in biology from Gonzaga University; a M.S. degree in management from Lesley College; and a Ph.D degree in microbiology from the University of Rochester School of Medicine.

    HIGGINS D. BAILEY, ED.D. joined us as an officer and director in July 1992 and is currently our Chairman of the Board and Secretary. From July 1995 to December 1996, Dr. Bailey was President and Chief Executive Officer for the Pharmaceutical Educational and Development Foundation at the Medical University of South Carolina, Charleston, South Carolina, which formulates and manufactures pharmaceutical products. Since 1991, he has served as the business manager for Thomas T. Anderson Law Firm, Indio, California. Thomas T. Anderson is one of our principal stockholders. Dr. Bailey received a B.A. degree in biology from Eastern Washington University, a M.S. degree in program planning and personnel and a Ed.D. degree in administration and management from the University of California, Berkeley, California.

    DONALD HUNTER joined us as a director and Secretary in February 1998. In
May 1999, he resigned as Secretary and was appointed as our Chief Executive Officer and Treasurer. He served as Chief Executive Officer until November 1999 and Treasurer until January 2000. Since 1994, Mr. Hunter has served as a consultant to Entergy Corporation as well as other concerns dealing with mergers and acquisitions and other business matters. From 1991 to 1994, he was senior vice president of Entergy Corporation. Mr. Hunter received a B.S. degree in chemical engineering from Purdue University and a M.S. degree in nuclear engineering from Iowa State University.

    DANIEL L. AZARNOFF, M.D. joined us as a director in February 1998 and acted as our President on a part-time basis until April 1998. Since 1988, Dr. Azarnoff has been President of D. L. Azarnoff Associates, a company engaged in consulting for various pharmaceutical and biotechnology companies including

Sandoz, Orion Pharma, DeNovo, Inc., Cibus Pharmaceutical and Cellegy Pharmaceuticals, Inc. Since August 1998, Dr. Azarnoff has held a clinical faculty position at Stanford University Medical School. Prior to the time, he held faculty positions at the University of Kansas Medical School, Northwestern University Medical School, the University of Chicago Medical School and St. Louis University School of Medicine. Dr. Azarnoff is a director of
Amerimmune, Inc., a publicly held pharmaceutical drug and development company. Since June 1999, he has served as Senior Vice President, Medical/Regulatory Affairs for Cellegy Pharmaceutical, Inc. Dr. Azarnoff received a B.S. degree in biology and a M.S. degree in zoology from Rutgers University and a M.D. degree from the University of Kansas Medical School.

    JAMES E. WYNN, PH.D. joined us as a director in February 1998. Since 1977, Dr. Wynn has been a Professor and since September 1995, Assistant Dean for Research at the Medical University of South Carolina. Prior to that time, he held various other positions at the University, including Chairman of the Department of Pharmaceutical Sciences, College of Pharmacy and principal investigator for the Drug Bioequivalence Evaluation Program. Dr. Wynn received a B.S. degree in pharmacy and a Ph.D. degree in medicinal chemistry from the Medical College of Virginia, Virginia Commonwealth University, Richmond, Virginia.

    WILSON BENJAMIN joined us as a director in February 2000. Since 1992 he has been the President and Chief Executive Officer of Al Fawaris Co. where he is responsible for Al Fawaris' investments and participation in the management of certain of its portfolio companies. Since 1992 he has also served as the Chairman of the Board of Directors and Chief Executive Officer of ATO Ram
2 Ltd. where he is responsible for managing operations and investments in public and private companies in the United States, Europe and the Persian Gulf States. Since 1999, he has been the Chairman of the Board of Directors of Arab Commercial TV Co., a cable television broadcasting company. Mr. Benjamin received a B.A. in business administration from Al Hikma University in Baghdad, Iraq.

    JOSEPH R. IANELLI joined us as a director in February 2000. Since
January 1999 he has been the President and Chief Executive Officer of PharmaConnect, Inc. responsible for design and development of an internet website for physicians. Since January 1999 he has also been the President and Chief Executive Officer of Renaissance Pharmaceuticals, Inc. a development stage company involved in drug delivery technologies. From 1983 to January 1999 he served as the Senior Vice President of Business Development for Astra
U.S.A., Inc. where he was responsible for acquisitions and licensing. At Astra, he served on the Executive Committee and was a member of the Management Advisory Board. Mr. Ianelli received a B.A. in Biology from Marist College, a M.A. in Biology from the State University of New York and an M.B.A. from Iona College.

    WELLINGTON A. EWEN, C.P.A., M.B.A. has been the Company's Chief Financial Officer since April 1998. From 1988 to the present, Mr. Ewen has been the owner and manager of Wellington A. Ewen & Associates, a business consulting firm in Malibu, California. He has acted as a financial and accounting officer for various businesses during that time. Prior to that, Mr. Ewen served as senior manager at the public accounting firms of Coopers & Lybrand, Los Angeles, California and Arthur Andersen & Co., New York, New York. Mr. Ewen is a C.P.A. in the states of New York and California and has earned M.B.A. and B.S. degrees from Cornell University.

SCIENTIFIC AND MEDICAL ADVISORY BOARD

    Our Board of Directors has established a Scientific and Medical Advisory Board to advise and consult with us as may be requested by the Board from time-to-time. We pay the members of our Scientific and Medical Advisory Board $1,500 per meeting, as well as reimbursement for any expenditures incurred on our behalf. In connection with their appointment to the Scientific and Medical Advisory Board, in June 1998, each member was also granted options to purchase 3,000 shares of our common stock, exercisable at $1.50 per share, vesting at the rate of 1,000 shares per year over a three year period. Currently, the Scientific and Medical Advisory Board consists of the following:

    ARTHUR HULL HAYES, JR., M.D., since 1991, has been Vice Chairman and Medical Director, Nelson Communications, Inc. and the President of MediScience Associates, Inc., the regulatory/medical consulting division of Nelson Communications. From 1981 to 1983, Dr. Hayes was appointed the Commissioner of the FDA during which time he was also Assistant Surgeon General. He was named Provost and Dean at the New York Medical College from 1983 to 1986, where he also served as Professor of Medicine and Pharmacology from 1983 to 1999. From 1986 to 1991, Dr Hayes was the president and chief executive officer and member of the board of directors of EM Pharmaceuticals, Inc., a North American subsidiary of E. Merck, Darmstadt, Germany. He is a Diplomate of the American Colleges of Physicians, Cardiology, and Chest Physicians, the American Academy of Pharmaceutical Physicians, the New York Academy of Medicine and the Royal College of Medicine. He has published numerous scientific and public policy articles.

    GERHARD LEVY, PHARM.D., is University Distinguished Professor of Pharmaceutics Emeritus (active) at the State University of New York at Buffalo School of Pharmacy, where he has served since 1998. From 1958 to date, Dr. Levy has authored over 550 publications. He has consulted for the United States Food and Drug Administration and has consulted for the World Health Organization. He has received awards for scientific achievement and excellence, including the first Lifetime Achievement in the Pharmaceutical Science Award of the International Pharmaceutical Federation.

    WILLIAM CHARLES MCMASTER, M.D., has been Clinical Professor in the Department of Orthopedic Surgery at the University of California, Irvine since 1984. He also has a private practice in Orange, California. He is a member of the American Orthopeadic Association and the American Orthopedic Society for Sports Medicine. He has held numerous elected offices in the California Orthopedic Association, the American Academy of Orthopedic Surgery and the Western Orthopaedic Association. He is a fellow of the American College of Surgeons and a founding member of the Society for Biomaterials and Association for Arthritic Hip and Knee Surgery. Dr. McMaster has published numerous publications and presentations in sports medicine and orthopedic surgery.

    LESTER A. MITSCHER, PH.D. has been University Distinguished Professor, Department of Medicinal Chemistry at the University of Kansas since 1975.
Dr. Mitscher has consulted with numerous pharmaceutical companies, including Proctor and Gamble, Panax Laboratories, Abbott Laboratories, G.D. Searle, Sandoz Laboratories, and DuPont Merck Labs over the last 31 years. He served
(1981 - 1984) as chairman of the Biological and Natural Products Section of the National Institute of Health, chairman of the Hematology and Chemotherapy Study Section of the American Cancer Society (1989 - 1994) and chairman of the Cooperative Drug Screening Program of the International Organization for Chemistry in Development, World Health Organization. Dr. Mitscher has authored several books and over 235 original papers and book chapters.

    KENNETH LLOYD MELMON, M.D., has been Professor of Medicine and Pharmacology since 1978 and is an Associate Dean for Postgraduate Medical Education at the Stamford University School of Medicine. Dr. Melmon has authored numerous original papers and book chapters. He has been a member of the National Research Council of the Institute of Medicine (1990) the Committee on Technological Innovation in Medicine of the National Academy of Science (1990 - 1993) and the National Board of Medical Examiners. (1989 - 1996).

                           SUMMARY COMPENSATION TABLE

    The following table provides certain summary information concerning compensation paid to our Chief Executive Officers for the calendar years 1998 and 1999. No officer was paid compensation for services in excess of $100,000 per year for either year.

                                                                                  LONG TERM
                                                                             COMPENSATION AWARDS
                                                                            ----------------------
                                                     ANNUAL COMPENSATION    RESTRICTED
                                                     --------------------     STOCK      OPTIONS &      OTHER
NAME AND POSITION                           YEAR     SALARY($)   BONUS($)     AWARDS       SARS      COMPENSATION
-----------------                         --------   ---------   --------   ----------   ---------   ------------
Thomas G. Tachovsky, President and CEO
  since 11/99(1).......................     1999      22,051       -0-          -0-       400,000         -0-

Donald Hunter, CEO from 5/99 to
  11/99(2).............................     1999         -0-       -0-          -0-       217,500         -0-

Higgins D. Bailey Chairman and CEO from
  1/98 until 9/98(3)...................     1998      95,833       -0-          -0-           -0-         -0-

A. T. Tenenbaum CEO until 1/15/1998....     1998         -0-       -0-          -0-           -0-         -0-

------------------------

(1) Dr. Tachovsky received options to purchase 400,000 shares of our common stock at $5.00 per share of which 100,000 shares are exercisable upon completion of the first Phase III trial; 150,000 shares upon submission of the NDA and 150,000 shares upon approval of the NDA. The options expire five years from the date they become exercisable.

(2) Mr. Hunter received options to purchase 217,500 shares of our common stock at $4.00 per share, exercisable for five years from date of grant, as compensation for services performed for us during the period of July 1, 1998 through November 30, 1999. In August 1999, we also granted Mr. Hunter options to purchase 120,000 shares of our common stock, exercisable at $4.00 per share for a period of five years, as a bonus for services rendered.

(3) Dr. Bailey's employment agreement terminated January 15, 1999. During 1999, Dr. Bailey received options to purchase 97,500 shares of our common stock at $4.00 per share, exercisable for five years from date of grant, as compensation for services performed for us during the period from January 15, 1999 through September 1, 1999. In August 1999, we also granted Dr. Bailey options to purchase 120,000 shares of our common stock, exercisable at $4.00 per share for a period of five years, as a bonus for services rendered.

OPTIONS GRANTED TO DIRECTORS AND EXECUTIVE MANAGEMENT

    In 1998 our directors were granted a total of 240,000 options to purchase common stock at $3.00 per share for a period of ten years. In 1998 and 1999 our executive management was granted a total of 610,000 options to purchase common stock at $4.00 per share for a period of five years. In 1999 our Chief Executive Officer and President was granted 400,000 options to purchase common stock at $5.00 per share. The options are subject to vesting on performance standards being met and are exercisable for a period of five years.

DIRECTOR COMPENSATION

    Our directors do not receive cash compensation for services as directors, although they are reimbursed for out-of-pocket expenses in attending board of directors' meetings. Each non-salaried director receives options to purchase 20,000 shares of our common stock for each year of service as a director.

STOCK COMPENSATORY PLAN

    In September 1998 our board of directors authorized an employee stock-based compensation plan, the 1998 Stock Compensatory Plan, which provides for the grant of options intended to qualify as "incentive stock options" or "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"), as well as stock bonus shares. Incentive stock options are issuable only to employees. The purposes of the plan are to attract and retain the best available personnel, to provide additional incentives to our employees, and to promote the success of our business.

    We have reserved 300,000 shares of common stock for issuance under the plan, which is administered by the entire board of directors. Under the plan, the board of directors determines which individuals will receive options or bonus shares, the time period during which options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option and the option price. Options granted under the plan are generally exercisable for a period of ten years from the date of grant at an exercise price not less than the fair market value of the shares at the date of grant. Options granted under the plan generally vest over a one to three year period from the date of the grant. To date, we have issued 8,031 bonus shares for services and granted no options under the plan.

NON-QUALIFIED STOCK OPTIONS GRANTED TO EXECUTIVE OFFICERS DURING 1999

    The following table sets forth certain information regarding grants of stock options to our Executive Officers who received stock options during 1999. The fair value of the option grant was estimated on the date of the grant utilizing the Black-Scholes option pricing model with the following assumptions: 51% to 100% volatility, five year life, risk free rate of return of 5.5% to 6.2% and a 0% dividend yield. None of the following options have been exercised.

                                          NUMBER OF
                                          SECURITIES   % OF TOTAL
                                          UNDERLYING    OPTIONS                             GRANT DATE
                                           OPTIONS     GRANTED TO   EXERCISE     GRANT       PRESENT
NAME                                       GRANTED     EMPLOYEES    PRICE($)      DATE        VALUE
----                                      ----------   ----------   --------   ----------   ----------
Higgins D. Bailey.......................   217,500         25%       $4.00     2/99-11/99   $  680,000

Donald Hunter...........................   217,500         25%       $4.00     2/99-11/99   $  680,000

Thomas G. Tachovsky.....................   400,000         47%       $5.00       11/99      $1,260,000

Wellington Ewen.........................    20,000          2%       $4.00        6/99      $   60,000

FUTURE GRANTS OF OPTIONS

    We will not grant any options to officers, directors, 5% or greater stockholders, employees or affiliates for a period of one year after this offering.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the holdings of common stock (1) by each person who, as of March 10, 2000 holds of record or is known by us to hold beneficially or of record, more than 5% of our common stock,
(2) by each executive officer and director, and (3) by all officers and directors as a group. The address of each person is our address at 45926 Oasis Street, Indio, California 92201. The beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days after the date of this prospectus are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

                                                                                        PERCENTAGE OF
                                                                                            SHARES
                                                                   NUMBER OF          BENEFICIALLY OWNED
                                                                     SHARES           ------------------
                                                                  BENEFICIALLY       BEFORE        AFTER
NAME OF BENEFICIAL OWNERS                                            OWNED          OFFERING      OFFERING
-------------------------                                         ------------      --------      --------
Thomas G. Tachovsky.........................................             -0-(1)          *             *

Higgins D. Bailey...........................................       1,666,593(2)       21.8          17.3

Thomas T. Anderson..........................................       1,404,093(3)       19.0          15.0

Caroline T. Somers..........................................         862,793          11.7           9.2

James E. Wynn...............................................         498,085(4)        6.7           5.3

Daniel L. Azarnoff..........................................          84,444(5)        1.1           0.9

Donald Hunter...............................................         553,000(6)        7.0           5.6

Wilson Benjamin.............................................          87,500(7)        0.1             *

Joseph R. Ianelli...........................................           5,000(8)          *             *

All directors and executive officers as a group (7
  persons)..................................................       2,894,622          35.1          28.2

------------------------

*   Less than 1/10 of 1%.

(1) Does not include up to 400,000 shares issuable upon exercise of stock options, none of which are vested.

(2) Includes 1,404,093 shares owned in joint tenancy with Shirley A. Bailey, the spouse of Dr. Bailey, and 262,500 shares that are issuable upon exercise of stock options.

(3) Held of record by Dr. Bailey as security for a loan made by Dr. Bailey to Mr. Anderson.

(4) Represents 433,085 shares which are owned in joint tenancy with Joyce Wynn, the spouse of Dr. Wynn, 25,000 shares held solely by Joyce Wynn, and 40,000 shares that are issuable upon exercise of stock options.

(5) Represents the following shares issuable upon exercise of stock options: options to purchase 40,000 shares granted to Dr. Azarnoff; and, options to purchase an aggregate of 133,332 shares granted to Western Center for Clinical Studies, which are fully vested, of which 44,444 shares are attributable to Dr. Azarnoff who owns 1/3 of the voting shares.

(6) Of these shares, 35,500 shares are held in the name of Deloras Decker Hunter, Trustee of the Deloras Decker Hunter Generation Skipping Trust. Deloras Decker Hunter is the spouse of Mr. Hunter and Mr. Hunter is deemed to have voting control over these 35,500 shares. In addition, includes 437,500 shares that are issuable upon exercise of stock options.

(7) Includes 25,000 shares that are issuable upon exercise of stock options.

(8) Represents shares issuable upon exercise of stock options.

                 RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

    During 1996 and 1997, we were advanced an aggregate of $83,873 by Higgins D. Bailey, our former President, current Chairman and a principal stockholder. These advances were paid in full January 1998.

    We sublease approximately 800 square feet of office space from Thomas T. Anderson, one of our principal stockholders. The rent on the sublease is $800 per month. We believe this is a competitive lease rate for similar real estate in the area where the office is located.

    On January 15, 1998, we converted $1,710,487 of long-term debt and accrued interest incurred for cash advances and past services associated with research and development into 1,710,487 shares of our redeemable 8% non-voting, non-cumulative Series A Preferred Stock at $1.00 per share. The debt was owed to Higgins D. Bailey, Thomas T. Anderson and Lowell Somers.

    We owed Dr. James E. Wynn $1,500,000 for research and development services provided from 1984 through 1997 as evidenced by an 8% Note due December 31, 2000. In January 1998 we converted this obligation to 1,500,000 shares of our non-voting, non-cumulative redeemable 8% Series A preferred stock, valued at $1.00 per share. In addition, in December 1997, certain of our stockholders contributed shares of our common stock to Dr. Wynn for research and development services (259,042 shares valued at $712,000, or $2.75 per share). The expense and related capital contributions were reflected at December 31, 1997. Dr. Wynn was subsequently appointed one of our directors in February 1998.

    In January 1998, we granted Dr. Wynn a non-exclusive right for three years to develop both improved products and new products from our proprietary and confidential information. Improved products are those that contain the same active ingredients as Esterom-Registered Trademark- solution, but that are formulated differently. New products are those which are developed from cocaine or a derivative and are separately patentable. We will have all rights to the improved and new products. Dr. Wynn will receive a two percent royalty on the net commercial sales of any improved products he develops. The royalty percentage on any new products he develops is to be determined through negotiation. If agreement is not reached, the royalty is to be determined by an arbitrator with pharmaceutical industry experience.

    In April 1998 we entered into an agreement, as amended July 21, 1999, with Western to assist us in completing the Phase III study and new drug application phase for FDA approval of Esterom-Registered Trademark- solution for limited range of motion associated with shoulder injuries and disorders. We are paying $880,400 over the period from April 1998 through January 5, 2001, and $76,400 per quarter commencing January 2001 and continuing until NDA submission. We also granted Western options to purchase an aggregate of 450,000 shares of our common stock at $1.50 per share for a term of five years. The options vest at various times based upon performance. Daniel L. Azarnoff, M.D., a director of Entropin is also a director of Western.

    In November 1999, we entered into an agreement with Western to assume our obligations under our agreement with Therapeutic Management, Inc. to perform tasks required to comply with FDA regulations applicable to the conduct, coordination and management of the first Phase III trial. Among other things, WCCS is to select investigators, train clinical site personnel, maintain the master file of all pre-study and study documents, and prepare the Study Report to be submitted to the FDA. We will pay Western approximately $350,000 based on completion of certain project goals.

    These transactions are believed to be as favorable as obtainable from third parties and were approved by directors who did not have an interest in the transactions. However, at the time of the transactions we did not have any independent disinterested directors to ratify the transactions. All future material related party transactions and loans will be made or entered into on terms that are no less favorable than those that can be obtained from non-related third parties. In addition, all future material related party transactions and loans, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our legal counsel or to independent legal counsel.

                           DESCRIPTION OF SECURITIES

    Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

COMMON STOCK

    At March 10, 2000 there were 7,382,280 shares of common stock outstanding held of record by 410 stockholders. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, and cumulative voting is not permitted. Upon issuance, shares of common stock are not subject to further assessment or call. Subject to the prior rights of any series of preferred stock that may be issued by us, holders of common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of funds legally available therefor and are entitled to share ratably in all assets remaining after payment of liabilities in the event of our liquidation, dissolution or winding up. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

WARRANTS

    Each warrant will entitle the holder to purchase one share of common stock at an exercise price of $10.50 per share. The warrants will generally be exercisable at any time for five years after the date of this prospectus, unless earlier redeemed. The warrants are redeemable by us, at a price of $0.25 per warrant:

    - upon 30 days' prior written notice;

    - no earlier than one year from the date of this prospectus; and then

    - only if the closing bid price of the common stock equals or exceeds $17.25, per share for the 10 consecutive trading days immediately preceding the date of notice of redemption.

    If we give notice of our intention to redeem, a holder must either:

    - sell or exercise the warrants before the date specified in the redemption notice; or

    - accept the redemption price.

    The warrants will be issued in registered form under a warrant agreement between us and Corporate Stock Transfer, Inc., as warrant agent. The shares of common stock underlying the warrants, when issued upon exercise of a warrant, will be fully paid and nonassessable. We will pay any transfer tax incurred as a result of the issuance of common stock to the holder upon its exercise.

    The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price. These adjustments will occur if there is a merger, stock split or reverse stock split, stock dividend or recapitalization and they could occur in other situations. We are not required to issue fractional shares upon the exercise of a warrant. The holder of a warrant will not possess any rights as our shareholder until he or she exercises the warrant.

    A warrant may be exercised by surrendering the warrant certificate

    - on or before the expiration or redemption date of the warrant at the offices of the warrant agent; with

    - the form of "Election to Purchase" on the reverse side of the warrant certificate completed and executed as indicated; and

    - payment of the exercise price by certified or bank check payable to the order of Entropin, Inc. for the number of shares for to which the warrant is being exercised.

    In order for a holder to exercise the warrants, there must be

    - a current registration statement in effect with the Securities and Exchange Commission; and,

    - qualification in effect under applicable state securities laws or applicable exemptions from state qualification requirements, with respect to the issuance of common stock or other securities underlying the warrants.

    We have agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities under the Securities Act to be filed and to become and remain effective in anticipation of and before the exercise of the warrants and to take such other actions under the laws of various states as may be required to cause the sale of common stock or other securities upon exercise of warrants to be lawful. We will not be required to honor the exercise of warrants if, in the opinion of our board of directors with the advice of counsel, the sale of securities upon exercise would be unlawful.

    For the life of the warrants, the holders have the opportunity to profit from a rise in the market price of the common stock without assuming the risk of ownership of the shares of common stock underlying the warrants. The warrant holders may be expected to exercise their warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected.

OTHER OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

    We have outstanding options and warrants to purchase an aggregate of 3,559,501 shares of our common stock, at exercise prices ranging from $1.50 to $5.00 per share and expiration dates ranging from July 2004 to February 2008. Additionally, there are 230,500 shares issuable upon conversion of the Series B preferred stock.

PREFERRED STOCK

    Our Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences, sinking fund terms and the number of shares constituting any series. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of the common stock.

    Our Board of Directors has designated 3,210,487 shares of preferred stock as Series A redeemable non-voting preferred stock, of which all were issued to four holders of record in exchange for our promissory notes and deferred compensation. Series A preferred stock is designated as redeemable eight (8%) percent non-cumulative non-voting preferred stock and redeemable only from 20% of annual "Earnings", but not to exceed "Net Cash Flow from Operating Activities" as those terms are defined under GAAP. The Series A preferred stock will be automatically canceled on January 16, 2005, if not fully redeemed within that time period.

    Our Board of Directors has designated 400,000 shares of preferred stock as convertible Series B redeemable non-voting preferred stock, of which 245,500 shares were issued and 230,500 shares remain outstanding held by 33 holders of record. Series B preferred stock is designated as redeemable ten (10%) percent cumulative non-voting preferred stock with $.001 par value and convertible on a one for one basis into common stock. At our election, annual dividends may be paid in cash and/or in shares of our common stock, at the rate of one share of common stock for each $5.00 in accrued dividends. We may redeem at any time, in whole or in part based on a pro rata basis with other holders of the Series B preferred stock, the outstanding Series B preferred stock upon 30 days' notice at $5.00 per share plus accrued and unpaid dividends from the date of issuance up to the expiration date. All issued and outstanding Series B preferred stock must be redeemed in full on or before July 15, 2003.

    We will not offer preferred stock to officers, directors or holders of 5% or more of our securities except on the same terms as offered to all other existing shareholders or new shareholders, or unless the issuance of preferred stock is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our legal counsel or to independent legal counsel.

STOCK TRANSFER AGENT

    Corporate Stock Transfer, Inc., Denver, Colorado is our transfer agent. The transfer agent's address is 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, and its telephone number is (303) 282-4800.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

    Our Amended Articles of Incorporation limit the liability of directors to stockholders for monetary damages for breach of a fiduciary duty except in the case of liability: (i) for any breach of their duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions as provided in Section 7-108-403 of the Colorado Business Corporation Act; or (iv) for any transaction from which the director derived an improper personal benefit.

    Our Articles of Incorporation and Bylaws provide for the indemnification of our directors and officers to the maximum extent permitted by law, including
Section 7-109-102 of the Colorado Business Corporation Act, against all liability and expense (including attorneys' fees) incurred by reason of the fact that the officer or director served in such capacity, or in a certain capacity for another entity at our request. Section 7-109-102 of the Colorado Business Corporation Act provides generally for indemnification of directors against liability incurred as a result of actions, suits or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests.

                        SHARES ELIGIBLE FOR FUTURE SALE

    We presently have outstanding 7,382,280 shares of common stock of which 6,028,082 shares are free trading. However, we entered into lock-up agreements with our officers and directors and 5% stockholders which, except for 127,500 shares, requires that all remaining 4,179,564 shares of common stock owned by such persons may not be sold for a period of one year following the date of this prospectus without the prior written consent of the representatives.

    We have agreed to register 711,200 shares of common stock under the Securities Act of 1933, on behalf of certain stockholders. We may be required to file a registration statement as soon as practicable from the date of the closing of this offering, at our expense, under the Securities Act, with respect to these shares of common stock, and to use our best efforts to effect the registration, subject to some conditions and limitations. At such time as these shares may be registered, they will be free trading. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registration rights will be entitled to notice of the registration and will be entitled to include, at our expense, their shares in the registration.

    We have issued 1,354,198 shares of common stock which are "restricted" shares subject to restrictions upon resale under Rule 144 under the Securities Act. In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of payment therefor to us or acquisition thereof from an affiliate, may sell such securities in brokers' transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1% of the then outstanding common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about us. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under Rule 144. The 1,354,198 shares of restricted stock become eligible for sale at various times during the period April through September 2000, with 35,500 shares subject to the lock-up agreement described above.

    Sales of substantial amounts of common stock by our stockholders under Rule 144 or otherwise, or even the potential for such sales, are likely to have a depressive effect on the market price of the shares of common stock and warrants and could impair our ability to raise capital through the sale of our equity securities.

                                  UNDERWRITING

    The underwriters named below for whom Neidiger, Tucker, Bruner, Inc. and Westport Resources Investment Services, Inc. are acting as representatives, have severally agreed, under the terms and conditions of an underwriting agreement with us and the underwriters, to purchase from us, and we have agreed to sell to them, the number of shares and warrants set forth in the table below at the prices set forth on the cover page of this prospectus.

UNDERWRITERS                                                  NUMBER OF SHARES   NUMBER OF WARRANTS
------------                                                  ----------------   ------------------
Neidiger, Tucker, Bruner, Inc...............................       625,000             625,000
Westport Resources Investment Services, Inc.................       625,000             625,000
American Fronteer Financial.................................       250,000             250,000
EBI Securities..............................................       100,000             100,000
First Colonial Securities...................................       100,000             100,000
Schneider Securities........................................       100,000             100,000
Capital West Securities.....................................        20,000              20,000
Culverwell & Co.............................................        20,000              20,000
Fox & Co. Investments.......................................        20,000              20,000
Fredrick & Co...............................................        20,000              20,000
Institutional Equities......................................        20,000              20,000
Joseph Gunnar & Co..........................................        20,000              20,000
Kashner Davidson Securities.................................        20,000              20,000
Mercer Partners.............................................        20,000              20,000
National Securities.........................................        20,000              20,000
Smith Moore & Co............................................        20,000              20,000
                                                                 ---------           ---------
  TOTAL.....................................................     2,000,000           2,000,000
                                                                 =========           =========

    If any shares and warrants are purchased, the underwriters are committed to purchase all of the 2,000,000 shares and warrants offered by this prospectus, but not the 300,000 shares and the 300,000 warrants subject to the over-allotment option. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

    Once the underwriters have purchased the shares and warrants at the public offering prices of $7.00 per share and $0.25 per warrant less the 8% underwriting discount, they will offer the shares and warrants in units consisting of one share and one warrant to the public at the public offering prices and to other broker-dealers who are members of the selling group at that price minus a concession of $0.28 per share and $0.01 per warrant. The underwriters and selling group members may allow a discount of $0.14 per share and $0.005 per warrant on sales to other broker-dealers, including the underwriters. After the public offering of the shares and warrants, the public offering price, the concessions to selling group members and the discount to other broker-dealers may be changed by the representatives.

    We have granted the underwriters an option, expiring at the close of business 45 days after the date of this prospectus, to purchase up to 300,000 additional shares and 300,000 additional warrants from us on the same terms as apply to the sale of the shares and warrants set forth above. The underwriters may exercise the option only to cover over-allotments incurred in the sale of the shares and warrants.

    The representatives have informed us that they do not expect the underwriters to confirm sales of shares and warrants on a discretionary basis.

    The following table summarizes the discounts and estimated expenses that we will pay to the underwriters:

                                                                                    TOTAL
                                                                           -----------------------
                                                                                         WITHOUT
                                                                  PER      WITH OVER-     OVER-
                                                    PER SHARE   WARRANT    ALLOTMENT    ALLOTMENT
                                                    ---------   --------   ----------   ----------
Underwriting discounts and commissions (8% of the
  offering price).................................    $0.56     $0.02      $1,334,000   $1,160,000
Nonaccountable expense allowance payable by us (3%
  of the offering price)..........................    $0.21     $0.0075    $  500,250   $  435,000

    We have also agreed to issue to the representatives warrants that entitle the holder to purchase up to 200,000 shares at an exercise price of $8.75 per share and to purchase up to 200,000 warrants to purchase 200,000 shares at $0.30 per share. The representatives' warrants may not be exercised for at least one year and will be restricted from sale, transfer, assignment, or hypothecation for a period of five years from the effective date of the offering, except to officers or partners (not directors) of the representatives and members of the selling group and/or their officers or partners. The representatives' warrants are not redeemable by us. We have agreed to maintain an effective registration statement with respect to the issuance of the securities underlying the representatives' warrants, if necessary, to allow their public resale without restriction, at all times during the period in which the representatives' warrants are exercisable, beginning one year after the date of this prospectus. Such securities are being registered on the registration statement of which this prospectus is a part.

    The underwriting agreement provides for indemnification between us and the underwriters against some liabilities, including liabilities under the Securities Act of 1933 and for contribution by us and the underwriters to payments that may be required to be made in respect of those liabilities. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons under the agreement between us and the underwriters, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    We have agreed that, for a period of one year following the completion of this offering, we generally will not offer, sell, contract to sell, grant any option for the sale or otherwise dispose of any of our common stock without the consent of the representatives. Our officers, directors and the holders of 5% or more of our outstanding common stock (aggregating 4,179,564 shares) have agreed that for a period of one year following the date of this prospectus, they will not offer, sell, contract to sell, grant any option for the sale or otherwise dispose of any of our common stock, other than intra-family transfers or transfers to trusts for estate planning purposes, without the consent of the representatives, which will not be unreasonably withheld.

    We have applied for listing of our common stock and warrants on the Nasdaq SmallCap Market. If listing is approved, our common stock will trade under the symbol "ETOP" and our warrants will trade under the symbol "ETOPW".

    Prior to this offering, our common stock has traded on the NASD OTC Bulletin Board and there has been no public market for our warrants. Stock that trades on the OTC Bulletin Board can experience a relatively inactive trading market, or low trading volume, high volatility and/or trading prices that may not bear any reasonable relationship to the financial condition or book value of the company.

    We can offer no assurances that the public offering price will correspond to the price at which the common stock and warrants will trade in the public market subsequent to the offering or that an active trading market for the common stock and warrants will develop and continue after the offering.

    The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock and warrants in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares and warrants originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock and warrants to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the common stock and the warrants to purchase common stock offered hereby will be passed upon for us by Brenman Bromberg & Tenenbaum, P.C., Denver, Colorado. Members of the firm of Brenman Bromberg & Tenenbaum, P.C. own 59,855 shares of our common stock. A. Thomas Tenenbaum, a director of Brenman Bromberg & Tenenbaum, P.C., was our CEO prior to our merger with old Entropin. The Law Office of Gary A. Agron, Englewood, Colorado has acted as counsel to the representatives in connection with this offering.

                                    EXPERTS

    The financial statements for the years ended December 31, 1999 and 1998, and for the period from August 27, 1984 (inception) to December 31, 1999, included in this prospectus and Registration Statement have been audited by Causey
Demgen & Moore Inc., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares and warrants offered. This prospectus omits some information contained in the registration statement and the exhibits, as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, you should review the registration statement and its exhibits, which may be inspected, without charge, at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the SEC located at 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC, upon payment of prescribed fees. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information about registrants that file electronically with the SEC, including the registration statement. The address of the SEC's World Wide Web site is http://www.sec.gov.

                                 ENTROPIN, INC.
                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER
  31, 1998 AND 1999:

Report of Independent Certified Public Accountants..........     F-2

Balance Sheets as of December 31, 1998 and 1999.............     F-3

Statements of Operations for Years Ended December 31, 1998
  and 1999, and for the Period from August 27, 1984
  (Inception) Through December 31, 1999.....................     F-4

Statements of Changes in Stockholders' Equity (Deficit) for
  the Period from August 27, 1984 (Inception) Through
  December 31, 1999.........................................     F-5

Statements of Cash Flows For Years Ended December 31, 1998
  and 1999, and for the Period from August 27, 1984
  (Inception) Through December 31, 1999.....................     F-6

Notes to Financial Statements December 31, 1998 and 1999....     F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Entropin, Inc.

    We have audited the accompanying balance sheet of Entropin, Inc. (a development stage company) as of December 31, 1998 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and for the period from August 27, 1984 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entropin, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from August 27, 1984 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has been primarily involved in research and development activities, resulting in significant losses and an accumulated deficit at December 31, 1999 of $12,640,814. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Denver, Colorado
February 4, 2000, except for
Note 9, as to which the date is
March 9, 2000

                                          CAUSEY DEMGEN & MOORE INC.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                           DECEMBER 31, 1998 AND 1999

                                                                 1998           1999
                                                              -----------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $   445,333   $  2,260,526
Property and equipment, at cost:
  Leasehold improvements....................................       72,187         61,437
  Office furniture and equipment............................       15,518         23,855
                                                              -----------   ------------
                                                                   87,705         85,292
  Less accumulated depreciation.............................       (5,006)       (23,429)
                                                              -----------   ------------
    Net property and equipment..............................       82,699         61,863
Other assets:
  Deposits..................................................       12,261         12,261
  Deferred stock offering costs (Note 5)....................           --        169,425
  Patent costs, less accumulated amortization of $59,600
    (1998) and $82,019 (1999)...............................      295,316        321,150
                                                              -----------   ------------
    Total other assets......................................      307,577        502,836
                                                              -----------   ------------
                                                              $   835,609   $  2,825,225
                                                              ===========   ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    59,141   $    199,042
  Accounts payable--related parties.........................       11,314        123,763
                                                              -----------   ------------
    Total current liabilities...............................       70,455        322,805
Deferred royalty agreement (Note 7).........................      169,783        184,071
Commitments and contingencies (Notes 1 and 7)
Series A redeemable preferred stock, $.001 par value;
  3,210,487 shares authorized, issued and outstanding, $1
  per share redemption value (Note 4).......................    3,210,487      3,210,487
Series B redeemable convertible preferred stock, $.001 par
  value; 400,000 shares authorized, 245,500 (1998) and
  230,500 (1999) shares issued and outstanding, $5.00 per
  share redemption value (Note 4)...........................    1,142,750      1,093,175
Stockholders' equity (deficit) (Note 5):
  Preferred stock, $.001 par value; 10,000,000 shares
    authorized, Series A and B reported above...............           --             --
  Common stock, $.001 par value; 50,000,000 shares
    authorized, 6,000,051 (1998) and 7,382,280 (1999) shares
    issued and outstanding..................................        6,000          7,382
  Additional paid-in capital................................    7,474,210     13,866,412
  Deficit accumulated during the development stage..........   (7,578,802)   (12,640,814)
  Unearned stock compensation...............................   (3,659,274)    (3,218,293)
                                                              -----------   ------------
    Total stockholders' equity (deficit)....................   (3,757,866)    (1,985,313)
                                                              -----------   ------------
                                                              $   835,609   $  2,825,225
                                                              ===========   ============

                            See accompanying notes.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
 AND FOR THE PERIOD FROM AUGUST 27, 1984 (INCEPTION) THROUGH DECEMBER 31, 1999

                                                                                     CUMULATIVE
                                                                                    AMOUNTS FROM
                                                           1998          1999        INCEPTION
                                                        -----------   -----------   ------------
Costs and expenses:
  Research and development (Note 5)...................  $   906,719   $ 1,743,837   $  6,597,410
  General and administrative (Note 5).................    1,844,575     3,211,809      5,626,639
  Rent-related party (Note 2).........................       12,314         6,000         18,314
  Depreciation and amortization.......................       24,306        40,842        122,516
                                                        -----------   -----------   ------------
    Operating loss....................................   (2,787,914)   (5,002,488)   (12,364,879)
Other income (expense):
  Interest income.....................................       24,738        64,888         89,626
  Interest expense....................................       (1,451)       (1,662)      (242,811)
                                                        -----------   -----------   ------------
    Total other income (expense)......................       23,287        63,226       (153,185)
                                                        -----------   -----------   ------------
Net loss (Note 3).....................................   (2,764,627)   (4,939,262)   (12,518,064)
Accrued dividends applicable to Series B preferred
  stock (Note 4)......................................      (56,260)     (119,300)      (175,560)
                                                        -----------   -----------   ------------
Net loss applicable to common shareholders............  $(2,820,887)  $(5,058,562)  $(12,693,624)
                                                        ===========   ===========   ============
Basic net loss per common share (Note 6)..............  $      (.47)  $      (.75)  $      (2.36)
                                                        ===========   ===========   ============
Weighted average common shares outstanding (Note 6)...    5,968,000     6,749,000      5,374,000
                                                        ===========   ===========   ============

                            See accompanying notes.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

   FOR THE PERIOD FROM AUGUST 27, 1984 (INCEPTION) THROUGH DECEMBER 31, 1999

                                                                                                                      DEFICIT
                                                                                                                    ACCUMULATED
                                                    COMMON STOCK       ADDITIONAL                      UNEARNED      DURING THE
                                                --------------------     PAID-IN         STOCK          STOCK       DEVELOPMENT
                                                 SHARES      AMOUNT      CAPITAL     SUBSCRIPTIONS   COMPENSATION      STAGE
                                                ---------   --------   -----------   -------------   ------------   ------------
Balance at August 27, 1984 (inception)........         --    $   --    $        --    $       --     $        --    $         --
  Sale of common stock for cash in 1984 ($.005
    per share)................................    991,800       992          4,008            --              --              --
  Issuance of common stock in exchange for
    services in 1991 ($.005 per share)........  3,967,198     3,967         16,033            --              --              --
  Cash contribution from shareholder in
    1991......................................         --        --         50,000            --              --              --
  Net loss for the period from inception
    through December 31, 1994.................         --        --             --            --              --      (2,824,221)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1994....................  4,958,998     4,959         70,041            --              --      (2,824,221)
  Cash received for common stock
    subscription..............................         --        --             --       150,000              --              --
  Net loss for the year.......................         --        --             --            --              --        (263,368)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1995....................  4,958,998     4,959         70,041       150,000              --      (3,087,589)
  Sale of common stock for cash ($1.15 per
    share)....................................    261,002       261        299,739      (150,000)             --              --
  Net loss for the year.......................         --        --             --            --              --        (375,138)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1996....................  5,220,000     5,220        369,780            --              --      (3,462,727)
  Capital contributions.......................         --        --        927,000            --              --              --
  Net loss for the year.......................         --        --             --            --              --      (1,351,448)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1997....................  5,220,000     5,220      1,296,780            --              --      (4,814,175)
  Sale of common stock for cash, $2.75 per
    share (Note 5)............................    300,000       300        797,810            --              --              --
  Issuance of common stock pursuant to
    recapitalization (Note 5).................    480,051       480        219,620            --              --              --
  Unearned stock compensation pursuant to
    issuance of common stock options (Notes 5
    and 7)....................................         --        --      5,160,000            --      (5,160,000)             --
  Amortization of unearned stock compensation
    (Note 5)..................................         --        --             --            --       1,500,726              --
  Net loss for the year.......................         --        --             --            --              --      (2,764,627)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1998....................  6,000,051     6,000      7,474,210            --      (3,659,274)     (7,578,802)
  Unearned stock compensation pursuant to
    issuance of common stock options (Note
    5)........................................         --        --      2,504,500            --      (2,504,500)             --
  Amortization of unearned stock compensation
    (Note 5)..................................         --        --             --            --       2,945,481              --
  Issuance of common stock pursuant to private
    placements (Note 5).......................  1,208,700     1,209      3,366,121            --              --              --
  Conversion of promissory notes to common
    stock (Note 5)............................    100,831       101        201,561            --              --              --
  Shares issued from exercise of options (Note
    5)........................................     20,000        20         79,980            --              --              --
  Shares issued for services..................     13,148        12         67,755            --              --              --
  Conversion of Series B preferred stock to
    common stock (Note 4).....................     15,000        15         74,985            --              --              --
  Shares issued for Series B preferred stock
    dividend (Note 4).........................     24,550        25        122,725            --              --        (122,750)
  Accretion to mandatory redemption amount for
    Series B preferred stock..................         --        --        (25,425)           --              --              --
  Net loss for the year.......................         --        --             --            --              --      (4,939,262)
                                                ---------    ------    -----------    ----------     -----------    ------------
Balance, December 31, 1999....................  7,382,280    $7,382    $13,866,412    $       --     $(3,218,293)   $(12,640,814)
                                                =========    ======    ===========    ==========     ===========    ============

                            See accompanying notes.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
 AND FOR THE PERIOD FROM AUGUST 27, 1984 (INCEPTION) THROUGH DECEMBER 31, 1999

                                                                                     CUMULATIVE
                                                                                      AMOUNTS
                                                                                        FROM
                                                           1998          1999        INCEPTION
                                                        -----------   -----------   ------------
Cash flows from operating activities:
  Net loss............................................  $(2,764,627)  $(4,939,262)  $(12,518,064)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................       24,306        40,842        122,516
    IBC partner royalty agreement.....................       14,288        14,288        184,071
    Services contributed in exchange for stock and
      stock options...................................    1,500,726     3,013,248      5,460,974
    Services contributed in exchange for compensation
      agreements......................................           --            --      2,231,678
    Increase in accounts payable--related party.......       11,314       112,449        123,763
    Decrease in accounts receivable--shareholder......        5,000            --             --
    Increase (decrease) in accounts payable...........     (270,672)      139,901        199,042
    Increase in accrued interest......................           --            --        169,139
    Other.............................................           --         1,662          1,793
                                                        -----------   -----------   ------------
    Total adjustments.................................    1,284,962     3,322,390      8,492,976
                                                        -----------   -----------   ------------
    Net cash used in operations.......................   (1,479,665)   (1,616,872)    (4,025,088)
Cash flows from investing activities:
  Purchase of property and equipment (net)............      (87,705)        2,413       (102,499)
  Patent costs........................................      (48,160)      (48,253)      (403,169)
  Deposits............................................      (12,261)           --        (12,261)
                                                        -----------   -----------   ------------
    Net cash used in investing activities.............     (148,126)      (45,840)      (517,929)
Cash flows from financing activities:
  Proceeds from recapitalization......................      220,100            --        220,100
  Deferred stock offering costs.......................       10,746      (169,425)      (169,425)
  Proceeds from sale of common stock..................      798,110     3,447,330      4,600,440
  Proceeds from sale of preferred stock...............    1,142,750            --      1,142,750
  Proceeds from stockholder loans.....................           --            --        809,678
  Proceeds from stockholder advances..................           --            --         98,873
  Repayments of stockholder advances..................      (98,873)           --        (98,873)
  Proceeds from convertible notes payable.............           --       200,000        200,000
                                                        -----------   -----------   ------------
    Net cash provided by financing activities.........    2,072,833     3,477,905      6,803,543
                                                        -----------   -----------   ------------
Net increase in cash..................................      445,042     1,815,193      2,260,526
Cash and cash equivalents at beginning of period......          291       445,333             --
                                                        -----------   -----------   ------------
Cash and cash equivalents at end of period............  $   445,333   $ 2,260,526   $  2,260,526
                                                        ===========   ===========   ============

                         (Continued on following page)
                            See accompanying notes.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF CASH FLOWS (CONTINUED)

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
 AND FOR THE PERIOD FROM AUGUST 27, 1984 (INCEPTION) THROUGH DECEMBER 31, 1999

    Supplemental disclosure of cash flow information:

                                                                              CUMULATIVE
                                                                               AMOUNTS
                                                                                 FROM
                                                        1998        1999      INCEPTION
                                                      --------   ----------   ----------
Cash paid during period for interest................   $1,451    $      --      $61,306

    Supplemental disclosure of non-cash financing activities:

    Pursuant to an agreement with IBC limited partners, the Company has accrued a liability totaling $184,071 at December 31, 1999 for advance royalties due to the individuals (see Note 7).

    On January 15, 1998, the Company issued 3,210,487 shares of Series A preferred stock in exchange for an aggregate $1,710,487 of notes payable to shareholders plus accrued interest and a $1,500,000 compensation agreement.

    During 1998 and 1999, the Company entered into several stock option agreements with persons and entities that have contributed services to the Company. In accordance with STATEMENT OF FINANCIAL ACCOUNTING STANDARDS 123, the Company has recorded deferred compensation related to these agreements totaling $5,160,000 and $2,504,500 and has amortized compensation expense totaling $1,500,726 and $2,945,481, during 1998 and 1999, respectively. These stock option agreements are described more fully in Note 5.

    During 1999, the Company converted note payable agreements with outstanding principal and interest balances totaling $201,662 into 100,831 shares of common stock.

    During 1999, the Company issued 13,148 shares of common stock for services totaling $67,767.

    In 1999, the Company issued 24,550 shares of common stock valued at $5.00 per share as payment of accrued dividends on Series B preferred stock.

                            See accompanying notes.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

    Entropin, Inc., a Colorado corporation, was organized in August 1984, to be a pharmaceutical research company developing Esterom-Registered Trademark-solution, a topically applied compound for the treatment of impaired range of motion associated with acute lower back sprain and acute painful shoulder. The Company is considered to be a development stage enterprise as more fully defined in Statement No. 7 of the Financial Accounting Standards Board. Activities from inception include research and development, seeking the U.S. Food and Drug Administration (FDA) approval for Esterom-Registered Trademark- solution, as well as fund raising.

    On January 15, 1998, the Company consummated an agreement and plan of merger with Vanden Capital Group, Inc., a Colorado corporation, (Vanden), in which Vanden acquired all of the issued and outstanding common shares of the Company (see Note 5). The Company was merged into Vanden, and Vanden changed its name to Entropin, Inc. For accounting purposes, the acquisition has been treated as a recapitalization of the Company, based upon historical cost, and a reverse acquisition with the Company as the acquirer.

BASIS OF PRESENTATION AND MANAGEMENT'S PLANS:

    The Company's financial statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has been primarily involved in research and development activities. This has resulted in significant losses and an accumulated deficit at December 31, 1999 of $12,640,814. The Company's continued existence is dependent on its ability to obtain the additional funding necessary to complete the FDA approval process for Esterom-Registered Trademark- solution and market the product.

    As described in Note 5, the Company successfully completed recapitalization of the Company in January 1998. The Company also sold private offerings of 245,500 shares of Series B convertible preferred stock for gross proceeds of $1,227,500 (Note 4), $200,000 of convertible notes payable, and 1,508,700 shares of common stock for gross proceeds of $4,664,800 (Note 5), which offerings provide liquidity to the Company for current operations. The Company raised sufficient funds in 1999 to complete the first part of a two part Phase III clinical trial program associated with the FDA approval process for the treatment of acute painful shoulder. The trials began in November 1999 and the first part is scheduled for completion in mid 2000. Management is confident that it will raise the added funds necessary to complete the second part of the Phase III trials, ancillary studies and the New Drug Application (NDA) process, as well as additional funds for research and development and working capital via a secondary securities offering in early 2000. The Company estimates it will require additional funding of up to $10 million to successfully complete the FDA approval process. The financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern in its present form.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

    The Company provides for income taxes utilizing the liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

PROPERTY AND EQUIPMENT:

    Office furniture and equipment is recorded at cost. Depreciation commences as items are placed in service and is computed on a straight-line method over their estimated useful lives of three years.

    Leasehold improvements are recorded at cost and amortized over the five-year term of the lease.

PATENTS:

    Patents are stated at cost less accumulated amortization which is calculated on a straight-line basis over the useful lives of the assets, estimated by management to average 16 years. Research and development costs and any costs associated with internally developed patents (with the exception of legal costs) are expensed in the year incurred.

    The Company holds eight U.S. patents issued between 1984 and 1998 with expiration dates ranging from September 2001 to June 2014. These patents include two material composition patents covering the molecules contained in Esterom-Registered Trademark- solution that expire in 2012 and 2013. The Company's three initial patents were based on methods of treatment of rheumatoid arthritis using benzoylecgonine and related compounds, and the five subsequent patents include compound, composition and method claims involving derivative of the compounds represented in the earlier patents. The Company believes that some of the patents may be eligible for extensions of up to five years.

    In December 1993, the Company filed an International Patent Application under the Patent Cooperation Treaty claiming compounds present in the Esterom-Registered Trademark- solution formulation from which eight separate patent applications were derived--Australia, Canada, Europe, Hungary, Japan, New Zealand, Norway and Poland. In addition, the Company filed patent applications in China, Israel, Mexico, South Africa and Taiwan. From these foreign applications, nine patents have been issued to date.

IMPAIRMENT OF LONG-LIVED ASSETS:

    The Company evaluates the potential impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company annually reviews the amount of recorded long-lived

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets for impairment. If the sum of the expected cash flows from these assets is less than the carrying amount, the Company will recognize an impairment loss in such period.

CASH EQUIVALENTS:

    For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEFERRED STOCK OFFERING COSTS:

    Deferred stock offering costs represent costs incurred to December 31, 1999, in connection with the proposed offering of common stock (see Note 5). In the event that such offering is successful, costs incurred as of December 31, 1999, and additional costs incurred subsequent to that date will be charged against the proceeds of the offering; if the offering is not successful, the costs will be charged to operations.

CONCENTRATIONS OF CREDIT RISK:

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality financial institutions. At times during the periods, the balances at financial institutions exceeded FDIC limits.

STOCK-BASED COMPENSATION:

    The Company has adopted Statement of Financial Accounting Standards
No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Compensation costs for stock options is measured as the excess, if any, of the fair value of the options at date of grant over the exercise price.

2. RELATED PARTY TRANSACTIONS

LEASE AGREEMENT:

    The Company subleases approximately 800 square feet of office space from a principal stockholder, at $800 per month.

CONVERSION OF LONG-TERM DEBT--STOCKHOLDERS:

    On January 15, 1998, the Company converted $1,710,487 of long-term debt and accrued interest, incurred for cash advances and past services associated with research and development, into 1,710,487 shares of 8% non-voting, non-cumulative Series A preferred stock at $1.00 per share (see Note 4). The debt was owed to significant stockholders.

3. INCOME TAXES

    The consummation of the stock exchange with Vanden and the issuance of preferred stock in January 1998 (see Note 5), resulted in a change in the Company's tax status from an S corporation to a taxable corporation. The effect of the change is to provide for income tax based upon reported results of

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

3. INCOME TAXES (CONTINUED)
operations, and to provide deferred tax assets and liabilities on temporary differences between reported earnings and taxable income.

    At December 31, 1999, the Company has net operating loss carryforwards of approximately $3,558,000 and future tax deductions of $6,946,000 which may be used to offset future taxable income. The future tax deductions result primarily from utilizing the cash basis for income tax reporting purposes and unearned stock compensation. The difference between the tax loss carryforwards and future tax deductions and the cumulative losses from inception result from the losses previously incurred by the S corporation. The net operating loss carryforwards expire in 2018 and 2019. Approximately $250,000 of the net operating loss carryforward is limited as to the amount which may be used in any one year. At December 31, 1998 and 1999, total deferred tax assets and the valuation allowance are as follows:

                                                        1998          1999
                                                     -----------   -----------
Deferred tax assets resulting from:
  Net operating loss carryforwards.................  $   480,000   $ 1,245,000
  Accrual to cash adjustments......................      872,000       875,000
  Unearned stock compensation......................      525,000     1,556,000
                                                     -----------   -----------
    Total..........................................    1,877,000     3,676,000
Less valuation allowance...........................   (1,877,000)   (3,676,000)
                                                     -----------   -----------
                                                     $        --   $        --
                                                     ===========   ===========

    A 100% valuation allowance has been established against the deferred tax assets, as utilization of the loss carryforwards and realization of other deferred tax assets cannot be reasonably assured.

4. REDEEMABLE PREFERRED STOCK

    In December 1997, the Board of Directors approved an amendment to the Articles of Incorporation to authorize 10,000,000 shares of $.001 par value preferred stock. On January 15, 1998, the Company issued 3,210,487 shares of its Series A redeemable, non-voting, non-cumulative 8% preferred stock in exchange for an aggregate $1,710,487 of notes payable to shareholders, accrued interest, and a $1,500,000 compensation agreement. The annual 8% dividend is based upon a $1.00 per share value, and is only payable out of earnings.

    The Series A preferred stock is subject to mandatory redemption. The shares are redeemable only from 20% of annual earnings, but not exceeding net cash flow from operating activities, and will automatically cancel on January 16, 2005, if not fully redeemed. The Company may voluntarily redeem outstanding shares of preferred stock at $1 per share.

    In July 1998, the Company completed a private placement of 245,500 shares of Series B preferred stock at $5.00 per share, for total net proceeds of $1,142,750. The Series B preferred stock is designated as redeemable 10% cumulative non-voting convertible preferred stock with $.001 par value. The shares are convertible on a one for one basis into common stock. The dividends accrue at the rate of $.50 per share per annum and are paid annually commencing July 15, 1999. At the Company's election, annual dividends were paid in shares of the Company's common stock valued at $5.00 per share at July 15, 1999. Dividends

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

4. REDEEMABLE PREFERRED STOCK (CONTINUED) are added to net loss in determining net loss per common share. 15,000 Series B preferred shares have been converted as of December 31, 1999. All unconverted shares will be redeemed at $5.00 per share on or before July 15, 2003.

5. STOCKHOLDERS' EQUITY

RECAPITALIZATION:

    On December 9, 1997, the Company entered into an agreement and plan of merger with Vanden to exchange all of the issued and outstanding common shares of the Company, in exchange for 5,220,000 shares of Vanden's $.001 par value common stock, in a reverse acquisition.

    Pursuant to the agreement, Vanden agreed to have cash of $220,000 and no unpaid liabilities at the effective date of the transaction. The exchange was consummated on January 15, 1998 and is presented on the statement of changes in stockholders' equity as an issuance of 480,051 shares of common stock for cash proceeds of $220,100 pursuant to recapitalization. In connection with the recapitalization, the Company issued options to purchase 180,001 shares of its $.001 par value common stock for cash of $100 and options to purchase an additional 180,001 shares of common stock for $2.80 per share, as required by a management advisory services contract as compensation for arranging the merger. The difference between the fair value of the stock, estimated by the Company to be $2.75 per share, and the purchase price for the initial 180,001 shares was treated as additional cost of the merger and charged to capital, consistent with accounting for the reverse acquisition as a recapitalization. The net effect of this transaction was to record an increase and related decrease to additional paid-in capital of $495,000. The remaining options to acquire 180,001 shares are exercisable for a five-year period.

    Following the exchange, the Company's shareholders owned approximately 95% of the outstanding common stock of Vanden. The reverse acquisition has been accounted for as a recapitalization of the Company based upon historical cost. Accordingly, the number of authorized and issued common shares, par value of common stock and additional paid-in capital have been restated on the balance sheet and the statement of stockholders' equity to give retroactive effect to the recapitalization.

PRIVATE PLACEMENTS:

    In January 1998, the Company completed a private placement of 300,000 shares of its $.001 par value common stock for gross proceeds of $825,000, $2.75 per share.

    In April 1999, the Company completed a private placement of 497,500 shares of its $.001 par value common stock at $2.00 per share for gross proceeds of $995,000.

    In June 1999, the Company sold 304,750 shares of common stock at $4.00 per share for gross proceeds of $1,219,000 in a private placement.

    In September 1999, the Company sold 406,450 shares of common stock at $4.00 per share for gross proceeds of $1,625,800 in a private placement.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

5. STOCKHOLDERS' EQUITY (CONTINUED)
PROPOSED PUBLIC OFFERING:

    In June 1999, the Company entered into a letter of intent with an underwriter to conduct a public offering of 2,000,000 units (consisting of one share of common stock and one warrant to purchase one share of common stock) with gross proceeds of approximately $12 to $14 million. The per share price will be determined by mutual agreement between the Company and underwriter.

OTHER ISSUANCES OF COMMON STOCK:

    In March 1999, the Company received cash proceeds aggregating $200,000 pursuant to eight 10% convertible note payable agreements with various unrelated individuals and entities. Each note was unsecured, and due the earlier of 90 days from the date of issue or upon the receipt by the Company of certain proceeds from a private offering of its securities. Each note agreement also provided a warrant granting the holder the right to purchase three and one half restricted shares of the Company's common stock for each dollar of principal received by the Company, for an aggregate of 700,000 shares. The warrants have certain registration rights, an exercise price of $3.00 per share and are exercisable for five years from the date the shares become freely tradable. To the extent that the shares underlying the warrants are not registered within two years of grant date, the holders have the right to exercise the warrants on a cashless basis for a period of five years. In April 1999, the Company amended the note agreements to allow the note holders to convert their promissory notes to shares of common stock at $2.00 per share. Upon issuing the amendment, all note holders converted their notes, including accrued interest, to common stock resulting in new issuances of common stock totaling 100,831 shares. Due to the immediate conversion of the notes to common stock, none of the proceeds received upon issuance of the notes payable were allocated to the warrants. The net effect of allocating proceeds to the warrants would be an increase and corresponding equal decrease in additional paid-in capital.

STOCK OPTIONS AND WARRANTS:

    In April 1998, the Company granted stock options to Western Center for Clinical Studies, Inc. to purchase 450,000 shares of the Company's common stock at $1.50 per share (see Note 7).

    In August 1998, the Company granted to each director options to purchase up to 60,000 shares of the Company's common stock (300,000 shares in the aggregate), exercisable for ten years at $3.00 per share. Options to purchase 20,000 shares each were fully vested February 1999, and the remaining 40,000 vest on a pro rata basis monthly through February 2001. Should any of the directors cease to serve on the board of directors, all non-vested options shall be forfeited. During 1999, a director resigned and options to purchase 35,000 shares were canceled.

    In September 1998, the board of directors approved a compensation plan for three officers and directors, to serve on a management team, which included stock options in lieu of salary aggregating 295,000 shares, exercisable for five years at $4.00 per share. Options to purchase 125,000 shares were fully vested in December 1998 and January 1999, and the remaining 170,000 vested on a pro rata basis monthly through June 30, 1999. During 1999, a director resigned and options to purchase 20,000 shares were canceled. During the period July through October 1999, the Company provided its management team

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

5. STOCKHOLDERS' EQUITY (CONTINUED)
additional stock options in lieu of salary to purchase an aggregate of 430,000 shares of common stock. The options are exercisable at $4.00 per share, and were fully vested at December 31, 1999.

    In October 1998, the Company provided a 100,000 share stock option agreement to an organization, with whom the Company entered into a one year consulting agreement. The consultant provided investor relations and development services, and received compensation of $5,000 per month. The options are exercisable at $4.00 per share and vest 50,000 shares as of the date of the agreement, 25,000 shares on March 31, 1999 and 25,000 shares on June 30, 1999. During May and August 1999, the organization exercised options for a total of 20,000 shares of common stock. In July 1999, the Company also agreed to provide the organization with an additional cash payment of $10,000, a warrant to purchase up to an additional 23,500 shares of the Company's common stock, as well as a finder's fee for all funds received by the Company related to fund raising activities attributable to the organization. The warrant is exercisable for five years at $4.00 per share.

    In December 1998, the board of directors approved a resolution whereby the Company granted to a company and an individual two stock options to purchase up to 17,500 shares of the Company's common stock (35,000 shares in the aggregate) in exchange for services the Company received during 1998. The options are exercisable at $4.00 per share for a period of five years and are fully vested as of the date of the resolution.

    On March 11, 1999, the Company provided a 175,000 share stock option agreement to an organization with whom the Company entered a one year consulting agreement. The Company may terminate the agreement after six months. The organization provides investment community relations services, and receives compensation of $3,000 per month. The option is exercisable at $3.00 per share. The option provides certain registration rights to the holder, and is exercisable the earlier of January 1, 2000 or when the shares become registered. The exercise period is five years from the date the shares become freely tradable. To the extent that the shares underlying the options are not registered within two years of grant date, the holders have the right to exercise the options on a cashless basis for a period of five years.

    On March 15, 1999, the Company provided a 300,000 share stock warrant agreement to an organization, with whom the Company entered into an eight month consulting agreement. The organization was also to be paid a retainer of $7,000 per month. The organization was engaged to raise capital aggregating $8 million and provide financial advisory services. The warrants were exercisable at $4.50 per share. In July 1999, the Company terminated the consulting agreement. As final settlement, the organization received $69,084 for fees and expenses earned in conjunction with fund raising and a warrant to purchase 50,000 shares of the Company's common stock, exercisable for five years at $4.00 per share. The previous warrants to purchase 300,000 shares of the Company's common stock were canceled.

    On March 22, 1999, the Company provided a 125,000 share stock option agreement to a partnership, with whom the Company entered into a six month consulting agreement. The partnership provides financial community relations and debt funding services. The options are exercisable at $3.00 per share. The options provide certain registration rights to the holder, and are exercisable the earlier of January 1, 2000 or when the shares become registered. The exercise period is five years from the date the shares become freely tradable. To the extent that the shares underlying the options are not registered within two

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

5. STOCKHOLDERS' EQUITY (CONTINUED)
years of grant date, the holders have the right to exercise the options on a cashless basis for a period of five years.

    On March 31, 1999, the Company provided a 300,000 share stock warrant agreement to an organization, with whom the Company entered into an eight month consulting agreement. The organization was engaged to raise capital aggregating $8 million and provide financial advisory services. The warrants are exercisable at $3.00 per share, provide certain registration rights, and vest 100,000 shares as of the date of the agreement, with the remaining 200,000 shares to vest in May and August 1999, subject to certain funding requirements. The 200,000 shares are subject to ratable reductions to the extent that any of the funding is not attributable to the organization. The term of the warrants will be through March 22, 2004. The Company had not received any funding during 1999 attributable to the organization and warrants to purchase 200,000 shares have been canceled. The remaining warrants to purchase 100,000 shares are in dispute.

    In June 1999, the Company provided a 60,000 share stock option agreement to an individual providing intellectual property assistance and advice related to the Company's technology and products. The options are exercisable at $5.00 per share for five years. Options to purchase 20,000 shares vest on May 1, 2000, with the remaining shares vesting ratably monthly through May 1, 2002.

    In June 1999, the Company provided a 20,000 share stock option agreement to an officer in exchange for services rendered to the Company. The options are exercisable at $4.00 per share for five years. The options vest ratably over a 12 month period from date of grant.

    In June and July 1999, the Company provided stock option agreements aggregating 120,000 shares to an organization providing financial consulting services. The options are exercisable at $3.00 to $4.00 per share and vest 25,400 shares as of June 30, 1999, 20,000 shares at August 5, 1999, with the remaining shares vesting through February 1, 2001.

    In September 1999, the Company provided a 101,681 share stock warrant agreement to an organization providing assistance in the June and September 1999 private placements of common stock. The warrants are exercisable at $4.00 per share for five years and are fully vested (see Note 9).

    In November 1999, as partial consideration for consulting services, the Company issued to a consultant a warrant to purchase 30,000 shares of common stock, exercisable at $4.00 per share for five years.

    Also in November 1999, the Company granted an option to purchase 400,000 shares of common stock to its president at an exercise price of $5.00 per share. The shares vest as follows: 100,000 shares upon completion of the first part of the Phase III trials; 150,000 shares upon submission of the New Drug Application
(NDA); and, 150,000 shares upon approval of the NDA. The options expire five years from the dates they become exercisable.

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

5. STOCKHOLDERS' EQUITY (CONTINUED)
    The following is a summary of stock option and warrant activity:

                                                                                   OPTIONS/WARRANTS
                                                                                      EXERCISABLE
                                                                                 ---------------------
                                                         WTD. AVG.               WTD. AVG.
                                       OPTION/WARRANT    EXERCISE     NUMBER     EXERCISE    NUMBER OF
                                       PRICE PER SHARE     PRICE     OF SHARES     PRICE      SHARES
                                       ---------------   ---------   ---------   ---------   ---------
Balance December 31, 1997............  $            --    $   --            --     $  --            --
Granted..............................  $ .001 to $4.00    $ 2.47     1,540,002        --            --
Exercised............................  $         0.001    $0.001      (180,001)       --            --
                                       ---------------    ------     ---------
Balance December 31, 1998............  $ 1.50 to $4.00    $ 2.79     1,360,001     $3.36       635,001
Granted..............................  $ 3.00 to $5.00    $ 3.71     2,836,181        --            --
Canceled.............................  $ 3.00 to $4.00    $ 3.04      (555,000)       --            --
Exercised............................  $          4.00    $ 4.00       (20,000)       --            --
                                       ---------------    ------     ---------     -----     ---------
Balance December 31, 1999............  $ 1.50 to $5.00    $ 3.37     3,621,182     $3.59     1,667,848
                                                                     =========               =========

    The following is additional information with respect to those options and warrants outstanding at December 31, 1999:

                                     WTD. AVG.
                                     REMAINING                                  OPTIONS/
        OPTION/WARRANT              CONTRACTUAL             NUMBER              WARRANTS
        PRICE PER SHARE            LIFE IN YEARS           OF SHARES           EXERCISABLE
        ---------------            -------------           ---------           -----------
             $1.50                     3.4                   450,000               75,000
             $2.80                     3.0                   180,001              180,001
             $3.00                     6.5                 1,425,000              314,999
             $4.00                     4.4                 1,076,181            1,067,848
             $5.00                     4.8                   490,000               30,000
                                                           ---------            ---------
                                                           3,621,182            1,667,848
                                                           =========            =========

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

5. STOCKHOLDERS' EQUITY (CONTINUED)

    At December 31, 1999, outstanding options and warrants aggregating 1,565,182 shares have certain registration rights and options and warrants aggregating 2,295,181 shares contain certain cashless exercise provisions.

    4,114,564 shares of the 4,179,564 shares owned by the Company's directors, officers, and 5% or greater stockholders, and substantially all of the shares underlying the outstanding options and warrants are subject to lock-up agreements which expire one year after the effective date of the proposed public offering unless released sooner upon written consent.

UNEARNED STOCK COMPENSATION:

    At December 31, 1999, the Company had outstanding an aggregate of 3,621,182 options and warrants of which 2,436,000 were granted at purchase prices lower than fair value of the stock at date of grant, including the stock options and warrants disclosed above and the 450,000 granted to the Western Center for Clinical Studies, Inc. (see Note 7). The excess of the fair value at the grant date of the options and warrants, over the exercise price has been recorded as additional paid-in capital and unearned stock compensation. Unearned compensation is being amortized to research and development and general and administrative expense over the term of the related agreements, as follows:

                                                                YEAR ENDED           CUMULATIVE
                                                               DECEMBER 31,         AMOUNTS FROM
                                                             1998         1999       INCEPTION
                                                          ----------   ----------   ------------
Research and development................................  $  502,000   $  709,224    $1,211,224
General and administrative..............................     998,726    2,236,257     3,234,983
                                                          ----------   ----------    ----------
                                                          $1,500,726   $2,945,481    $4,446,207
                                                          ==========   ==========    ==========

    The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998 and 1999: dividend yield of 0%, expected volatility of 51%--100%, risk-free interest rate of 4.63%--6.22%, and expected life of five to nine years.

6. BASIC AND DILUTED NET LOSS PER SHARE

    Basic net loss per share is based on the weighted average number of shares outstanding during the periods. Shares issued for nominal consideration are considered outstanding since inception. Diluted loss per share excludes dilution from common stock equivalents, as exercise of the outstanding stock options and warrants would have an anti-dilutive effect. The 10% cumulative dividends on Series B preferred stock have been accrued and added to net loss for the purpose of determining net loss and net loss per share applicable to common shareholders.

7. COMMITMENTS AND CONTINGENCIES

COMPENSATION AGREEMENTS:

    In 1993, the Company entered into a 30 year compensation agreement with I.B.C. limited partners owning 64.28% of the I.B.C. Limited Partnership. The limited partnership participated in the early

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

7. COMMITMENTS AND CONTINGENCIES (CONTINUED) development of Esterom-Registered Trademark- solution (the medicine) and owned the patent rights to three patents and all intellectual property rights. Under the terms of the Agreement, the Company acquired all of the patent and intellectual property rights in exchange for certain compensation to the limited partners, which is dependent upon the Company's receipt of a marketing partner's technological access fee and royalty payments. The limited partnership was subsequently dissolved. Compensation under the agreement includes a bonus payment of $96,420 to be paid at the time the Company is reimbursed by a drug company for past expenses paid for development of the medicine, as well as 64.28% of a decreasing payment rate (3% to 1%) on cumulative annual royalties received by the Company. As of December 31, 1999, no liabilities have been accrued with respect to this agreement.

    In a separate agreement with certain former I.B.C. limited partners, the Company has agreed to pay the partners 35.72% of a decreasing earned payment (3% to 1% on cumulative annual sales of products by the Company) until October 10, 2004. From October 10, 2004 until October 10, 2014, the Company will pay the partners 17.86% of the earned payment. In accordance with the agreement, the Company has agreed to pay these former limited partners the amount of $40,000 and a minimum earned payment of $3,572 per calendar quarter beginning on December 1, 1989. Such minimum earned payment is payable when the Company is either reimbursed for expenses paid for the development of the medicine or from the first income received by the Company from net sales of the medicine. The quarterly payments are to be applied against the earned payment to be received by the limited partners. As of December 31, 1999, the liability accrued with respect to this agreement totaled $184,071. The Company will receive a credit against the earned payments of 50% of monies which are expended in connection with preparing, filing, obtaining, and maintaining patents involved with the sold rights.

DEVELOPMENT AND SUPPLY AGREEMENTS:

    On January 1, 1997, the Company entered into ten year Development and Supply Agreements with Mallinckrodt, Inc. to develop all of the chemistry, manufacturing and controls to comply with the drug master file of the Food and Drug Administration as well as supply the bulk active product for marketing. In exchange for these services, Mallinckrodt received exclusive rights as a supplier of the bulk active product to the Company in North America. The price of the ingredient is based on the price of the components in the bulk active product.

    In addition, pursuant to the agreements, the Company has granted Mallinckrodt a right of first refusal to supply the Company's requirements of the bulk active product in all other parts of the world outside of North America.

    The Company is dependent upon Mallinckrodt, Inc. to provide the raw material from which the active ingredients in Esterom-Registered Trademark- solution are derived.

LICENSE AGREEMENT:

    In January 1998, the Company entered into an agreement with a director of the Company, whereby the Company granted the director a non-exclusive right to make, import and use the Company's product, Esterom-Registered Trademark-solution, under the Company's licensed patents and to use the Company's confidential information to develop new products that contain the same active ingredients as Esterom-Registered Trademark- solution, but

                                 ENTROPIN, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1998 AND 1999

7. COMMITMENTS AND CONTINGENCIES (CONTINUED) are formulated differently. All rights to the improved products will remain the exclusive property of the Company and the director will receive a two percent royalty on the net sales of all improved products, and a negotiated royalty on new products. The expiration date of this agreement is January 1, 2003.

MANAGEMENT AGREEMENTS:

    During April 1998, the Company entered into an agreement with Western Center for Clinical Studies, Inc. (WCCS), to provide assistance in taking Esterom-Registered Trademark- solution through the clinical trials and New Drug Application(NDA) approval. The agreement was subsequently amended in July 1999 and October 1999. The Company is required to pay management fees of $880,400 through January 5, 2001 and $76,400 per quarter commencing January 2001 and continuing until NDA submission. The Company also has granted stock options to WCCS to purchase 450,000 shares of Entropin common stock at $1.50 per share. The options will expire five years from the date they become exercisable. The shares underlying the options are also provided with certain registration rights. The difference between the fair value of the options at date of grant and the exercise price, totaling approximately $1,950,000 using the Black-Scholes option pricing model, has been recorded as additional paid-in capital and unearned stock compensation. The unearned stock compensation is being amortized to expense on a straight-line basis over the initial 33 month term of the agreement.

    In August 1999, the Company entered into an agreement with Therapeutic Management, Inc. to provide clinical trial management services and monitor all aspects of Esterom-Registered Trademark- solution's Phase III clinical studies. In November 1999, the Company entered into an agreement with WCCS to assume the Company's obligations under Therapeutic Management Agreement. The Company will pay WCCS approximately $350,000 based upon completion of certain project goals.

8. FINANCIAL INSTRUMENTS

    The carrying values of cash and cash equivalents, accounts payable and accounts payable--related party approximates fair value due to the short-term maturities of these instruments.

    The Company believes that it is not practical to estimate a fair market value different from the carrying value of long-term debt. Long-term debt, excluding the deferred royalty agreement, was converted into redeemable preferred stock on January 15, 1998. Both the redeemable preferred stock and the deferred royalty agreement have numerous features unique to these securities and agreements as described in Notes 4 and 7.

9. SUBSEQUENT EVENT

    On March 9, 2000, the Company entered into an agreement with an organization to cancel a 101,681 share stock warrant agreement issued in September 1999 in connection with private placements of common stock (see Note 5). The Company has agreed to pay $330,000 cash as consideration for cancellation of the warrant agreement.

                                  [INSIDE BACK
                                   COLORWORK]

                             [ENTROPIN, INC. LOGO]

                        2,000,000 SHARES OF COMMON STOCK

                                      AND

              2,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                               -----------------

                                   PROSPECTUS

                               -----------------

                         NEIDIGER, TUCKER, BRUNER, INC.
                  WESTPORT RESOURCES INVESTMENT SERVICES, INC.

                                 MARCH 14, 2000